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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Cott Corporation

                                (Name of Issuer)

   Common Stock ("Common"), Convertible Participating Voting Second Preferred Shares, Series 1 ("Preferred"), Option to purchase Common Stock ("Option")

                         (Title of Class of Securities)


                              22163N 10 6 (Common)

                                 (CUSIP Number)

                                  James Westra

       Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110,
                                 (617) 951-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 17, 2000

             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Thomas H. Lee Equity Fund IV, L.P.

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware

    Number of
     Shares

   Beneficially
    Owned by

  Each Reporting

   Person With            7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                         Common:  8,030,119
                                         Preferred:  3,212,047
                                         Option:  4,015,059

                          9.    Sole Dispositive Power.
                         10.    Shared Dispositive Power. (see Item 5)
                                         Common:  8,030,119
                                         Preferred:  3,212,047
                                         Option:  4,015,059
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
               (see Item 5)              Common   8,030,119
                                         Preferred  3,212,047
                                         Option:  4,015,059

   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  13.4%
                    Preferred   80.3%
                    Option:      80.3%

   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Thomas H. Lee Foreign Fund IV, L.P.

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware


      Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common:  278,144
                                        Preferred:  111,258
                                        Option:  139,072

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common:  278,144
                                        Preferred:  111,258
                                        Option:  139,072
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
           (see Item 5)             Common    278,144
                                    Preferred  111,258
                                    Option:  139,072

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred:  2.78%
                    Option:  2.78%

   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Thomas H. Lee Foreign Fund IV-B, L.P.

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware
       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common: 781,728
                                        Preferred:  312,691
                                        Option:  390,864

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common:  781,728
                                        Preferred:  312,691
                                        Option:  390,864

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)            Common   781,728
                                        Preferred  312,691
                                        Option:  390,864

   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred 7.82%
                    Option:  7.82%

   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           THL Equity Advisors IV, LLC


   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization. Massachusetts

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common:  11,457,903
                                        Preferred:  3,835,996
                                        Option:  4,794,995

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common: 11,457,903
                                        Preferred: 3,835,996
                                        Option: 4,794,995

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)            Common  11,457,903
                                        Preferred  3,835,996
                                        Option: 4,794,995


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.      Percent of Class Represented by Amount in Row (11).
                     Common:     28.4%
                     Preferred   95.9%
                     Option:     95.9%

   14.     Type of reporting person (see instructions).  OO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Thomas H. Lee Charitable Investment Limited Partnership

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Massachusetts

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common: 52,319
                                        Preferred:  20,928
                                        Option:  26,160

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                         Common:  52,319
                                         Preferred:  20,928
                                         Option: 26,160

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)             Common  52,319
                                         Preferred  20,928
                                         Option: 26,160


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred  Less than 1%
                    Option:  Less than 1%


   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           THL Coinvestors III-B, LLC

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Massachusetts

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common:  217,438
                                        Preferred:    86,972
                                        Option:  108,719


                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common:  217,438
                                        Preferred:    86,972
                                        Option:  108,719
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)            Common   217,438
                                        Preferred     86,972
                                        Option:  108,719

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred   2.17%
                    Option:  2.17%

   14.     Type of reporting person (see instructions).  OO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           THL Coinvestors III-A, LLC

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  WC

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common:  140,252
                                        Preferred:    56,104
                                        Option:  70,126


                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common:  140,252
                                        Preferred:    56,104
                                        Option:  70,126
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)            Common   140,252
                                        Preferred     56,104
                                        Option: 70,126


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred   1.4%
                    Option:  1.4%

   14.     Type of reporting person (see instructions).  OO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           PaineWebber Capital

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only

   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common: 272,750
                                        Preferred:  109,100
                                        Option:  136,375

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                        Common:  272,750
                                        Preferred:  109,100
                                        Option:  136,375

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)            Common:  272,750
                                        Preferred  109,100
                                        Option:  136,375


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Share
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred:   2.73%
                    Option:  2.73%


   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           PW Partners 1997, L.P.


   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  WC

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common: 227,250
                                        Preferred:   90,900
                                        Option:  113,625

                          9.    Sole Dispositive Power.

                          10.   Shared Dispositive Power. (see Item 5)
                                        Common:  227,250
                                        Preferred:   90,900
                                        Option:  113,625

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
               (see Item 5)             Common   227,250
                                        Preferred   90,900
                                        Option:  113,625


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Share
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred  2.27%
                    Option:  2.27%

   14.     Type of reporting person (see instructions).  PN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           PW Partners 1997, Inc.


   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  N/A

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Delaware

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                         Common: 227,250
                                         Preferred:   90,900
                                         Option:  113,625

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power. (see Item 5)
                                         Common:  227,250
                                         Preferred:   90,900
                                         Option:  113,625

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)             Common  227,250
                                         Preferred   90,900
                                         Option:  113,625

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:  Less than 1%
                    Preferred  2.27%
                    Option:  2.27%


   14.     Type of reporting person (see instructions).  CO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Thomas H. Lee


   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  OO

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  United States

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power.  (see Item 5)
                                   Common:  11,867,912
                                  Preferred:    4,000,000
                                  Option:       5,000,000

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power.  (see Item 5)
                                        Common: 11,867,912
                                        Preferred: 4,000,000
                                        Option:  5,000,000

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item 5)
                     Common      11,867,912
                     Preferred:    4,000,000
                     Option:       5,000,000

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).
                    Common:     29.1%
                    Preferred:   100%
                    Option:      100%


   14.     Type of reporting person (see instructions).  IN

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Granite LB Limited


   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  N/A

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Canada

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                 Common:  2,186,479

                          9.    Sole Dispositive Power.

                          10.   Shared Dispositive Power.  (see Item 5)
                                  Common: 2,186,479


   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item  5)
                             Common:  2,186,479

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).  3.65%


   14.     Type of reporting person (see instructions). CO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           Granite 95 Holdings, Inc. (formerly Stollark Investment Ltd.
                "Stollark"))

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  N/A

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Canada

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power. (see Item 5)
                                        Common:  1,093,329

                          9.    Sole Dispositive Power.

                          10.   Shared Dispositive Power.  (see Item 5)
                                        Common: 1,093,329

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                        (see Item  5)     Common: 1,093,329

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Share
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).  1.8%


   14.     Type of reporting person (see instructions). CO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           151797 Canada Inc.

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  N/A

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Canada

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power.  (see Item 5)
                                        Common:  477,822

                          9.    Sole Dispositive Power.

                         10.    Shared Dispositive Power.  (see Item 5)
                                        Common:  477,822

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                (see Item  5)           Common:  477,822

   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).  Less than 1%

   14.     Type of reporting person (see instructions). CO

CUSIP No. 22163N 10 6

   1.      Names of Reporting Persons

           I.R.S. Identification Nos. of above persons (entities only).

           151793 Canada Inc.

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) []

           (b) [X]

   3.      SEC Use Only


   4.      Source of Funds (See Instructions).  N/A

   5.      Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)     []

   6.      Citizenship or Place of Organization.  Canada

       Number of
        Shares

     Beneficially
       Owned by

    Each Reporting

      Person With         7.    Sole Voting Power.

                          8.    Shared Voting Power.  (see Item 5)
                                 Common:  710,282

                          9.    Sole Dispositive Power.

                          10.   Shared Dispositive Power.  (see Item 5)
                                 Common: 710,282

   11.     Aggregate Amount Beneficially Owned by Each Reporting Person.
                        (see Item  5)  Common:  710,282


   12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions)

           []

   13.     Percent of Class Represented by Amount in Row (11).  Less than 1%


   14.     Type of reporting person (see instructions). CO

                                                                    SCHEDULE 13D

         Item 1.  Security and Issuer.

         The classes of equity  securities to which this  statement  relates are
(i) Common Stock, no par value per share (the "Common Shares"), (ii) Convertible Participating Voting Second Preferred Shares, Series 1 ("Preferred Shares"), and
(iii) options ("Options") to purchase Common Shares of Cott Corporation, a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 207 Queen's Quay West, Suite 340, Toronto, Ontario, M5J 1A7.

         Item 2.  Identity and Background.

(a) - (c) and (f)

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership ("Equity Fund"), (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership ("Foreign Fund"), (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership ("Foreign Fund B"), (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company ("Advisors"), (5) THL Coinvestors III-A, LLC, a Massachusetts limited liability company ("Coinvestors A"), (6) THL Coinvestors III-B, LLC, a Massachusetts limited liability company ("Coinvestors B"), (7) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership ("Charitable Investment") (8) Thomas H. Lee, a United States citizen (9) PaineWebber Capital, Inc., a Delaware corporation ("PWC"), (10) PW Partners 1997, L.P., a Delaware limited partnership ("PW 1997"), (11) PW Partners 1997, Inc., a Delaware corporation ("PW Partners"), (12) Granite LB Limited, a Canadian corporation ("Granite"), (13) Granite 95 Holdings, Inc. (formerly Stollark Investment Ltd.), a Canadian corporation ("Granite 95"), (14) 151797 Canada Inc., a Canadian corporation ("151797 Canada"), and (15) 151793 Canada Inc., a Canadian corporation ("151793 Canada").

         The address of each of PWC, PW 1997 and PW Partners is c/o PaineWebber Incorporated, Investment Banking Division, 1285 Avenue of the Americas, New York, New York 10019.

         The address of each of Granite, Granite 95 and 151797 Canada is c/o Goodman, Phillips & Vineberg, 250 Yonge Street, Suite 2400, Toronto, Ontario, Canada, M5B 2M6.

         The address for 151793 Canada is c/o Spiegel Sohmer, 5 Place Ville Marie, Suite 1203, Montreal, Quebec, Canada H3B 2G2.

     The address of each of the other Reporting Persons is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

         Each of Equity Fund, Foreign Fund, Foreign Fund B, Coinvestors A, Coinvestors B and Charitable Investment is principally engaged in the business of investment in securities. Advisors is principally engaged in the business of serving as general partner of Equity Fund, Foreign Fund and Foreign Fund B. Thomas H. Lee is the general partner of Charitable Investment and the Managing Member of Advisors, Coinvestors A and Coinvestors B and is principally engaged in the business of investment in securities.

         Each of Granite, Granite 95, 151797 Canada and 151793 Canada is principally engaged in the business of investment in securities.

         Each of PWC and PW 1997 is principally engaged in the business of investment in securities. PW Partners is principally engaged in the business of serving as general partner of PW 1997.

(d) and (e)

         None of the Reporting Persons or any of their officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Subscription Agreement (as defined below in Item 4), the total consideration paid by Equity Fund, Foreign Fund, Foreign Fund B, Charitable Investment, Coinvestors A, Coinvestors B, PW and PW 1997 (collectively, the "THL Entities") in connection with their purchase of the Issuer's Preferred Shares was $40,000,000.

         Pursuant to the Share and Option Agreement (as defined in Item 4 below), the total consideration paid by the THL Entities for the Common Shares was $67,500,000 and the total consideration paid by the THL Entities for the Options was $2,500,000.

         Each of the THL Entities obtained funds to make the purchases described herein through capital contributions from their partners.

         Item 4.  Purpose of Transactions.

     The THL Entities entered into the agreements discussed below (collectively, the "Agreements") to purchase the Preferred Shares, the Common Shares and the Options for general investment purposes. Foreign Fund B acquired it sPreferred Shares, Common Shares and Options pursuant to internal transfers from Equity Fund and Foreign Fund and became a party to the agreements discussed below in July 1999. The THL Entities retain the right to change their investment intent. Subject to market conditions and other factors, the THL Entities may decide to acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.


         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On June 12, 1998, the Issuer and the THL Entities entered into a Subscription Agreement (the "Subscription Agreement"), pursuant to which the THL Entities purchased an aggregate of 4,000,000 Preferred Shares.

         On June 12, 1998, the THL Entities entered into a Share Purchase and Option Agreement (the "Share and Option Agreement") with Granite, Stollark, 151797 Canada, 151793 Canada and Penbro Limited Partnership pursuant to which the THL Entities purchased 10,000,000 Common Shares and Options to purchase 5,000,000 Common Shares.

         Pursuant to the Certificate of Amendment to the Articles of Incorporation of the Issuer (the "Certificate of Amendment") filed July 7, 1998, at any time after the date of issuance, the Preferred Shares held by all Reporting Persons were convertible, in the aggregate, initially into 4,000,000 shares of Common Stock of the Issuer. The conversion rate, which determines into how many shares of Common Stock the Preferred Shares are convertible, adjusts based on the elapse of time and subject to anti-dilution provisions. Each Preferred Share is currently convertible into 1.398837831 shares of Common Stock of the Issuer. The Preferred Shares are entitled to dividends payable in additional Preferred Shares as provided in the Certificate of Amendment.

         On July 7, 1998, the THL Entities entered into a Voting Agreement ("Voting Agreement") with Granite, Stollark, 151797 Canada and 151793 Canada (collectively, the "Family Shareholders') pursuant to which the Family
Shareholders agreed to vote the 7,422,000 Common Shares owned by them as directed by the THL Entities.

         On July 7, 1998, PWC and PW 1997 entered into a Stockholders' Agreement ("Stockholders' Agreement") with the other THL Entities pursuant to which PWC and PW 1997 agreed to vote the 500,000 Common Shares and 200,000 Preferred Shares owned by them as directed by Advisors.

         On November 3, 1999, the Thomas H. Lee Company has, on its own behalf and on behalf of the THL Entities, entered into a letter agreement with the Issuer ("Letter Agreement") pursuant to which the Thomas H. Lee Company has granted to the Chairman of the Board of the Issuer a proxy to vote that number of voting shares of the Issuer to ensure that at no time will the THL Entities have voting rights in respect of more than 35% of the outstanding voting shares of the Issuer calculated on a fully diluted basis. Thomas H. Lee Company, on its own behalf and on behalf of the THL Entities, has also agreed not to exercise any options to acquire additional common shares of the Issuer if, after giving effect to such exercise, the THL Entities would have the power to vote or hold more than 35% of the outstanding voting shares of the Corporation, calculated on a fully diluted basis.

     The Subscription Agreement, the Share and Option Purchase Agreement, the Letter Agreement, the Voting Agreement, the Stockholders' Agreement and the Certificate of Amendment discussed in this Item 4 are filed as exhibits to this
Schedule 13D and are incorporated herein by reference. The foregoing descriptions of such documents are not intended to be complete and are qualified in their entirety by reference to such exhibits.

         Item 5.  Interest in Securities of the Issuer.

(a) and (b)

         By virtue of the Subscription Agreement, the Share and Option Purchase Agreement, the Voting Agreement, the Stockholders' Agreement, the Letter Agreement and the relationships among the Reporting Persons described herein, the Reporting Persons may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Preferred Shares, Common Shares and Options beneficially owned by the members of the group as a whole. As of February 23, 2000, the Reporting Persons beneficially owned in the aggregate (i) 11,867,912 (19.8%) of the 59,837,392 outstanding shares of common stock of the Issuer (without giving effect to the conversion of the Preferred Shares or the exercise of the Options), (ii) 4,000,000 of Preferred Shares, and (iii) Options to purchase 5,000,000 shares of Common Stock of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Shares, Preferred Shares and Options held by any other members of such group except: (1) Advisors does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by Equity Fund, Foreign Fund or Foreign Fund B to the extent of its pecuniary interest therein, (2) PW Partners does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by PWC and PW 1997 to the extent of its pecuniary interest therein, and (4) Thomas
H. Lee does not disclaim beneficial ownership of the Common Shares, Preferred Shares and Options held by Advisors, Charitable Investment, Coinvestors A or Coinvestors B to the extent of its pecuniary interest therein.

         Charitable Investment, Coinvestors A and Coinvestors B acquired their Common Shares, Preferred Shares and Options as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements require that such entities hold and sell their Common Shares, Preferred Shares and Options on a pro rata basis with the Equity Fund, Foreign Fund and Foreign Fund B.

         Equity Fund has obtained direct beneficial ownership of: (i) 8,030,119 of Common Shares pursuant to the Share and Option Agreement, representing approximately 13.4% of the outstanding Common Shares; (ii) 3,212,047 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 80.3% of the outstanding Preferred Shares; and (iii) Options to purchase 4,015,059 of Common Shares pursuant to the Share and Option Agreement, representing approximately 80.3% of the outstanding Options. Equity Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Foreign Fund has obtained direct beneficial ownership of: (i) 278,144 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 111,258 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.78% of the outstanding Preferred Shares; and (iii) Options to purchase 139,072 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.78% of the outstanding Options. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Foreign Fund B has obtained direct beneficial ownership of: (i) 781,728 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 312,691 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 7.82% of the outstanding Preferred Shares; and (iii) Options to purchase 390,864 of Common Shares pursuant to the Share and Option Agreement representing approximately 7.82% of the outstanding Options. Foreign Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Advisors, as sole general partner of Equity Fund, Foreign Fund, and Foreign Fund B may be deemed to share voting and dispositive power with respect to: (i) 11,457,903 of Common Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 28.4% of the outstanding Common Shares; (ii) 3,835,996 of Preferred Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 95.9% of the outstanding Preferred Shares; and (iii) 4,794,995 Options to purchase Common Shares beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, representing approximately 95.9% of the outstanding Options. The filing of this
Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by Equity Fund, Foreign Fund and Foreign Fund B.

     Advisors, pursuant and subject to the Voting Agreement and subject to the provisions of the Letter Agreement, has the right to vote 4,467,912 Common Shares owned by the Family Shareholders, and thus may be deemed to share voting and dispositive power with the Family Shareholders with respect to such Common Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares held by such entities.

     Advisors, pursuant and subject to the Shareholders' Agreement and subject to the provisions of the Letter Agreement, has the right to vote 500,000 Common Shares and 200,000 Preferred Shares owned by PWC and PW 1997, and thus may be deemed to share voting and dispositive power with PWC and PW 1997 with respect to such Common Shares and Preferred Shares. The filing of this Schedule 13D by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares held by such entities.

         Charitable Investment has obtained direct beneficial ownership of: (i) 52,319 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 20,928 of Preferred Shares pursuant to the Subscription Agreement, representing less than 1% of the outstanding Preferred Shares; and (iii) Options to purchase 26,160 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Options. Charitable Investment may be deemed to share with its General Partner, Thomas H. Lee, voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Coninvestors A has obtained direct beneficial ownership of (i) 140,252 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 56,104 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 1.4% of the outstanding Preferred Shares; and (iii) Options to purchase 70,126 of Common Shares pursuant to the Share and Option Agreement, representing 1.4% of the outstanding Options. Coinvestors A may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         Coinvestors B has obtained direct beneficial ownership of (i) 217,438 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 86,972 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 1.4% of the outstanding Preferred Shares; and (iii) Options to purchase 108,719 of Common Shares pursuant to the Share and Option Agreement, representing 1.4% of the outstanding Options. Coinvestors B may be deemed to share with Thomas H. Lee voting and dispositive power with respect to such Common Shares, Preferred Shares and Options.

         PWC has obtained direct beneficial ownership of (i) 272,750 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 109,100 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 136,375 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.73% of the outstanding Options. PWC may be deemed to share dispositive power with Advisors pursuant to the Shareholders Agreement.

         PW 1997 has obtained direct beneficial ownership of (i) 227,250 of Common Shares pursuant to the Share and Option Agreement, representing less than 1% of the outstanding Common Shares; (ii) 90,900 of Preferred Shares pursuant to the Subscription Agreement, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 113,625 of Common Shares pursuant to the Share and Option Agreement, representing approximately 2.73% of the outstanding Options. PW1997 may be deemed to share dispositive power with Advisors pursuant to the Shareholders Agreement.

         PW Partners, as sole general partner of PW 1997, may be deemed to share voting and dispositive power with respect to: 227,250 of Common Shares beneficially owned by PW 1997, representing less than 1% of the outstanding Common Shares; (ii) 90,900 of Preferred Shares beneficially owned by PW 1997, representing approximately 2.73% of the outstanding Preferred Shares; and (iii) Options to purchase 113,625 Common Shares beneficially owned by PW 1997, representing approximately 2.73% of the outstanding Options. The filing of this
Schedule 13D by PW Partners shall not be construed as an admission that PW Partners is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by PW 1997.

         Granite has direct beneficial ownership of 2,186,479 of Common Shares. Pursuant to the Voting Agreement, Granite may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         Granite 95 has direct beneficial ownership of 1,093,329 of Common Shares. Pursuant to the Voting Agreement, Granite 95 may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         151797 Canada has direct beneficial ownership of 477,822 of Common Shares. Pursuant to the Voting Agreement, 151797 Canada may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         151793 Canada has direct beneficial ownership of 710,282 of Common Shares. Pursuant to the Voting Agreement, 151793 Canada may be deemed to share voting and dispositive power with Advisors with respect to such Common Shares.

         Thomas H. Lee, as General Director of Advisors, General Partner of Charitable Investment, and Managing Member of Coinvestors A and Coinvestors B, may be deemed to share voting and dispositive power with respect to: (i)
11,867,912 of Common Shares beneficially owned by such entities, which represents approximately 19.8% of the outstanding Common Shares; (ii) 4,000,000 of Preferred Shares, representing 100% of outstanding Preferred Shares; and
(iii) Options to purchase 5,000,000 Common Shares, representing 100% of the outstanding Options. The filing of this Schedule 13D by Thomas H. Lee shall not be construed as an admission that Thomas H. Lee is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Common Shares, Preferred Shares and Options held by such entities.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:        Joint filing agreement among the Reporting Persons.

         Exhibit 2: Subscription Agreement dated as of June 12, 1998, among the Issuer and the THL Entities.

         Exhibit 3: Share Purchase and Option Agreement dated as of June 12, 1998 among the THL Entities and the Family Shareholders.

         Exhibit 4: Voting Agreement dated as of July 7, 1998 among the THL Entities and the Family Shareholders.

         Exhibit 5: Stockholders' Agreement dated as of July 7, 1998 among the THL Entities and PWC and PW 1997.

         Exhibit 6: Letter Agreement dated as of November 3, 1999 among the Issuer and the THL Entities.

         Exhibit           7:   Certificate   of   Amendment   to   Articles  of
                           Incorporation filed with the Consumer and Corporate Affairs Canada on July 7, 1998.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                            THOMAS H. LEE EQUITY FUND IV, L.P.

                            By:  THL Equity Advisors IV, LLC, its General
                                 Partner

                            By:  /s/C.Hunter Boll
                                 Name:    C. Hunter Boll
                                 Title:   Managing Director

                             THL EQUITY ADVISORS IV, LLC

                             By: /s/C. Hunter Boll
                                 Name:        C. Hunter Boll
                                 Title:       Managing Director


                             Thomas H. Lee Foreign Fund IV,  L.P.
                             Thomas H. Lee Foreign Fund IV-B, L.P.
                             Thomas H. Lee Charitable Investment Limited
                               Partnership
                             Thomas H.  Lee
                             THL-Coinvestors  III-A,  LLC
                             THL-Coinvestors  III-B, LLC
                             PaineWebber  Capital,  Inc.
                             PW Partners  1997,  L.P.
                             PW Partners  1997,  Inc.
                             Granite LB Limited
                             Granite 95 Holdings,  Inc.
                             151797 Canada Inc.
                             151793 Canada Inc.

                             By: C. Hunter Boll,  Attorney-in-fact for
                                 the above-named parties

                                    /s/C. Hunter Boll
                                    C. Hunter Boll,
                                    Attorney-in-fact

                            Exhibit 1 to Schedule 13D
                                Cott Corporation

                             JOINT FILING AGREEMENT

     Agreement made this 24th day of February, 2000, by and between each of the undersigned.

     WHEREAS, each of the undersigned is required to file a Schedule 13D with respect to ownership of securities in Cott Corporation.; and

     WHEREAS,  each of the  undersigned  is  individually  eligible  to use this
Schedule 13D;

     NOW, THEREFORE, the undersigned agree to file only one Schedule 13D reflecting their combined beneficial ownership of securities in Cott Corporation and each of the undersigned hereby designates and appoints each of Thomas H. Lee Equity Fund IV, L.P., David V. Harkins, C. Hunter Boll and Thomas M. Hagerty as its attorney-in-fact with full power of substitution for each of them, each acting singly, to sign, file and make any amendments to this Schedule 13D.

                             THOMAS H. LEE EQUITY FUND IV, L.P.

                             By:    THL Equity Advisors IV, LLC,
                                    its General Partner

                             By:    /s/C. Hunter Boll
                                    Name:      C. Hunter Boll
                                    Title:     Managing Director

                             THL EQUITY ADVISORS IV, LLC

                             By:    /s/C. Hunter Boll
                                    Name:  C. Hunter Boll
                                    Title:    Managing Director

                             Thomas H. Lee Foreign Fund IV,  L.P.
                             Thomas H. Lee Foreign Fund IV-B, L.P.
                             Thomas H. Lee Charitable Investment Limited
                               Partnership
                             Thomas H.  Lee
                             THL-Coinvestors  III-A,  LLC
                             THL-Coinvestors  III-B, LLC
                             PaineWebber  Capital,  Inc.
                             PW Partners  1997,  L.P.
                             PW Partners  1997,  Inc.
                             Granite LB Limited
                             Granite 95 Holdings,  Inc.
                             151797 Canada Inc.
                             151793 Canada Inc.

                             By: C. Hunter Boll,  Attorney-in-fact for
                                 the above-named parties

                                    /s/C. Hunter Boll
                                    C. Hunter Boll,
                                    Attorney-in-fact


 EXHIBIT 2

                             SUBSCRIPTION AGREEMENT

                                       for

       Convertible Participating Voting Second Preferred Shares, Series I

                                       of

                           COTT CORPORATION, as Issuer

                            Dated as of June 12, 1998

                             SUBSCRIPTION AGREEMENT

                  THIS AGREEMENT made the as of the 12th day of June, 1998.

BETWEEN:

                    The "Purchasers" set forth on Schedule 1.1(aa) hereto

                    (individually,   each  a  Purchaser  and  collectively,  the
                    "Purchasers")

                    - and -

                    COTT CORPORATION, a corporation continued under the laws of Canada

                    (the "Corporation")

RECITALS:

1. The Purchasers wish to subscribe for and the Corporation wishes to issue to the Purchasers, subject to the terms and conditions hereof, an aggregate of 4,000,000 Convertible Participating Voting Second Preferred Shares, Series I, of the Corporation having the terms set forth in the Share Provisions (as hereinafter defined).

2. The Purchasers are simultaneously entering into the Share Purchase Agreement pursuant to which they shall acquire Common Shares in the capital of the Corporation.

                  In consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

1.1 Definitions. In this Agreement, unless the context otherwise requires:

         (a) "Actual Knowledge" means the actual knowledge existing prior to the date hereof of the directors, officers or employees of the Thomas H. Lee Company and the partners or associates of KPMG, Hutchins Wheeler & Dittmar and Aird & Berlis who assisted the Thomas H. Lee Company in evaluating the transactions contemplated herein;

         (b)      "affiliate" has the meaning set out in the Securities Act
                  (Ontario);

         (c) "Agreement" means this subscription agreement between the Corporation and the Purchasers, as amended from time to time;

         (d)      "Applicable   Laws"  means,   collectively,   the  CBCA,   the
                  Competition Act (Canada), the Investment Canada Act, the Securities Laws, the state securities or "blue-sky" laws of states of the United States and the H-S-R Act;

         (e) "Board of Directors" means the board of directors of the Corporation;

         (f) "Business Day" means every day except a Saturday, Sunday or a day which is a statutory holiday under the laws of Canada or the Province of Ontario;

         (g) "Canadian Securities Laws" means (i) the securities laws of the provinces of Canada and the regulations, rules and policies promulgated thereunder, and (ii) the rules, regulations and policies of The Toronto Stock Exchange and the Montreal Exchange;

         (h) "CBCA" means the Canada Business Corporations Act, as may be amended from time to time;

         (i) "Closing" means the closing of the purchase and issuance of the Preferred Shares contemplated hereby;

         (j) "Closing Date" means 15 Business Days from the date hereof in the event early termination is granted under the H-S-R Act, or such other date as the Purchaser and the Corporation may agree in writing but in no event later than three business days following the date upon which all of the conditions set out in
                  Article 6 hereof are satisfied;

         (k) "Common Shares" means the common shares in the capital of the Corporation;

         (l) "Consent" means any consent or approval under Applicable Laws required to be obtained in connection with the (i) completion of the transactions contemplated by this Agreement, (ii) the execution of this Agreement, and/or (iii) the Closing or the performance of any terms of this Agreement;

         (m) "Corporation" means Cott Corporation, a corporation continued under the laws of Canada;

         (n) "Cott Corporation Option Plan" means the Corporation's 1986 Option Plan, as amended through September 4, 1997;

         (o)      "Family Members" means the individuals and entities listed on
                  Schedule 1.1(o);

         (p) "H-S-R Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

         (q) "Liabilities" means liabilities or obligations (direct or indirect, contingent or absolute, known or unknown, matured or unmatured) of any nature whatsoever, whether arising out of contract, tort, statute, or otherwise;

         (r) "Material Adverse Effect" means a material adverse effect on the business, assets, properties, financial condition or results of operations of the Corporation and its Subsidiaries, on a consolidated basis;

         (s)      "Material Subsidiaries" means those Subsidiaries set out in
                  Schedule 1.1(s);

         (t) "Maximum Amount" has the meaning ascribed to it in paragraph 8.1(A) hereof;

         (u) "Number of Nominees" means, unless otherwise agreed to in writing by the Corporation and the Purchasers with the consent of a majority of the members of the Board of Directors who are not nominees of the Purchasers and the Family Members on the Board of Directors, such number of nominees on the Board of Directors which is based on a minimum number of outstanding Common Shares or other voting shares in the capital of the Corporation (with the calculation to include Preferred Shares being treated as if such Preferred Shares had been converted to Common Shares in accordance with provisions of the Preferred Shares) being owned collectively by the Purchasers and the Family Members, as follows:

                       Number of             Minimum Number of Common Shares
                        Nominees                 or other voting shares

                          4                              12,800,000
                          3                               9,600,000
                          2                               6,400,000
                          1                               3,200,000

                  such minimum number of Common Shares or other voting shares to be adjusted accordingly if the number of outstanding Common Shares is changed as the result of any stock dividend, stock split, stock consolidation, recapitalization, merger or other similar change in the capital structure of the Corporation;

         (v)      "OSC" means Ontario Securities Commission;

         (w) "person" means an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, trust, trustee, executor, administrator or other legal representative;

         (x) "Preferred Shares" means the Convertible Participating Voting Second Preferred Shares, Series I of the Corporation;

         (y)      "Public Documents" has the meaning ascribed to it in Section
                  4.2 hereof;

         (z) "Purchase Price" has the meaning ascribed to it in Section 2.3 hereof;

         (aa) "Purchaser" means individually, each person or entity designated as Purchasers on Schedule 1.1(aa) hereto and "Purchasers" means collectively, the persons and entities designated as Purchasers on Schedule 1.1(aa) hereto;

         (bb)     "Purchasers' Directors" has the meaning ascribed to it in
                  Section 7.5;

         (cc) "Purchasers' Representative" means, initially, Thomas H. Lee Company;

         (dd)     "Registered Holders" means registered holders of Common
                  Shares;

         (ee) "Registration Rights Agreement" means the registration rights agreement between the Corporation and the Purchasers dated the Closing Date, as amended from time to time;

         (ff)     "Required Action" has the meaning ascribed thereto in Section
                  4.5;

         (gg)     "Securities Act" means the Securities Act (Ontario);

         (hh) "Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

         (ii) "Share Provisions" means the share provisions applicable to the Preferred Shares as set out in Schedule 1.1(ai);

         (jj) "Share Purchase Agreement" means the agreement dated as of June 12, 1998 between the Purchasers and the Family Members, as amended from time to time;

         (kk) "Subsidiaries" in relation to the Corporation means companies and other entities of which the voting securities sufficient to elect a majority of the Board of Directors are owned by the Corporation;

         (ll)     "Time of Closing" means 11:00 a.m. on the Closing Date;

         (mm)     "Transaction Documents" has the meaning ascribed to it in
                  Section 4.5 hereof; and

         (nn) "U.S. Securities Laws" means the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, and the regulations and rules promulgated under such acts.

1.2               Construction.  In this Agreement:

         (a) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

         (b) the words "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively;

         (c) any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided;

         (d) the use of headings is for convenience of reference only and shall not affect the construction of this Agreement;

         (e) when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period shall end on the next Business Day;

         (f) all dollar amounts are expressed in lawful currency of the United States of America, unless otherwise expressly provided; and

         (g) where a notice, waiver, permit, consent, direction, authorization or instruction is to be delivered or given by or to the Purchasers herein, such notice, waiver, permit, consent, direction, authorization or instruction may be provided by or to the Purchasers' Representative on behalf of and in the name of each of the Purchasers, and the Purchasers shall be deemed to have authorized and consented to, or to have received, as the case may be, such delivery. The Purchasers' Representative may resign at any time upon notice to the Corporation and the other Purchasers, in which case all actions must be taken by and all notices must be given to, the Purchasers directly unless and until Purchasers holding a majority in interest of the Preferred Shares then held by all Purchasers shall give notice to the Corporation of a successor Purchaser Representative, which notice shall be countersigned by the person so named for such authorization to be effective.

1.3 Accounting Principles. Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be Canadian generally accepted accounting principles which include the principles approved from time to time by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.4 Schedules. The following are the schedules annexed hereto and incorporated by reference herein and deemed to be part of this Agreement:

                  Schedule 1.1(aa)  -       Purchasers and Nominees
                  Schedule 1.1(o)   -       Family Members
                  Schedule 1.1(s)   -       Material Subsidiaries
                  Schedule 1.1(ai)  -       Share Provisions
                  Schedule 4.4              -        Absence of Certain Changes
                  Schedule 4.6              -        Breaches, Defaults,
                                                     Required Consents and
                                                     Filings
                  Schedule 4.7              -        Options, Warrants, Etc.
                  Schedule 4.8              -        Litigation
                  Schedule 4.10     -       Liabilities
                  Schedule 4.19     -       Intellectual Property
                  Schedule 12.5(a)  -       Notices to Purchasers



                                    ARTICLE 2

                   AUTHORIZATION AND SALE OF PREFERRED SHARES

2.1 Authorization. Subject to obtaining the Consents, the Corporation has heretofore authorized the issuance and sale to the Purchasers pursuant to this Agreement of an aggregate of 4,000,000 Preferred Shares.

2.2 Issuance and Sale of Preferred Shares. Subject to the terms and conditions of this Agreement, at the time of Closing, the Corporation will issue to the Purchasers and the Purchasers will subscribe for and purchase from the Corporation the Preferred Shares in the amounts set forth opposite each Purchaser's name on Schedule 1.1(aa) hereto.

2.3 Purchase Price. The aggregate consideration to be paid by the Purchasers for the Preferred Shares shall be $40,000,0000 (the "Purchase Price"), representing consideration of $10.00 per Preferred Share.


                                    ARTICLE 3

                                     CLOSING

3.1 Closing Date. The Closing shall take place on the Closing Date. The Closing shall be held at the Time of Closing at the offices of Goodman Phillips & Vineberg, Suite 2400, 250 Yonge Street, Toronto, Ontario, or at such other place and time as may be agreed upon by the Corporation and the Purchasers' Representative in writing.

3.2 Delivery of Certificates. Delivery of the share certificates representing the Preferred Shares shall be made at the Closing by the Corporation delivering to the Purchasers' Representative, against payment of the purchase price therefor, certificates representing the Preferred Shares registered in the name of the Purchasers in the amounts set forth opposite each Purchaser's name on
Schedule 1.1(aa) hereto or such other person disclosed in Schedule 1.1(aa) hereto which shall be an affiliate of a Purchaser or a nominee of a Purchaser or such affiliate as a Purchaser may have designated in writing to the Corporation at least one Business Day prior to the Closing Date; provided that any such nominee or affiliate shall agree in writing to assume the obligations of the Purchasers hereunder as if an original signatory hereto and further provided that the Purchasers shall continue to be responsible for all of the obligations of the Purchasers hereunder.

3.3 Payment of Purchase Price. The Purchase Price shall be paid and satisfied by each Purchaser at the Time of Closing by delivery to the Corporation by wire transfer made payable to the Corporation in an aggregate amount equal to that portion of the Purchase Price set forth opposite each Purchaser's name on
Schedule 1.1(aa) hereto.

3.4 Further Assurances. From time to time following the Closing, upon the request of the Purchasers' Representative, the Corporation shall execute and deliver, or cause to be executed and delivered, to the Purchasers such other instruments and take such other action as may be reasonably necessary to more effectively vest in the Purchasers and put the Purchasers in possession of the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares purchased by the Purchasers hereunder. The Corporation and the Purchasers shall each use their reasonable commercial efforts to obtain as soon as practicable all Consents.

                                    ARTICLE 4

                REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

                  As  an  inducement  to  the  Purchasers  to  enter  into  this
Agreement  and  to  consummate  the  transactions   contemplated   hereby,   the
Corporation represents and warrants to the Purchasers as follows:

4.1 Organization and Qualification. Each of the Corporation and its Material Subsidiaries has been incorporated and organized, and is validly existing as a corporation, and has full corporate power and authority to own its assets and conduct its businesses as now owned and conducted. Each of the Corporation and its Material Subsidiaries is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing could not or would not reasonably be expected to, have a Material Adverse Effect. Other than as disclosed in the Public Documents or in Schedule 1.1(s), the Corporation owns all of the outstanding capital stock of each of its Material Subsidiaries free and clear of all liens, encumbrances and claims.

4.2 Filings. Documents or information filed by the Corporation under Applicable Laws, including, without limitation, the Corporation's:

         (a)      1997 Annual Report to Shareholders;

         (b) proxy circular (the "Proxy Circular") relating to the Corporation's 1997 Annual Meeting of Shareholders;

         (c)      1997 Annual Information Form; and

(all such filings and documents are hereinafter referred to as the "Public Filings"). The Public Filings, together with (i) the quarterly unaudited consolidated balance sheet and related consolidated statement of earnings and consolidated statement of changes in financial position of the Corporation for the three months ended May 2, 1998 attached to a press release dated June 12, 1998; (ii) the Corporation's draft financial statements for the fiscal year ended 1998; (iii) the draft dated June 10, 1998 of the Corporation's 1998 Annual Information Form; and (iv) the draft dated June 10, 1998 of the Corporation's Management Proxy Circular (collectively, the "Public Documents") are, as of their respective dates, other than financial statements, in compliance in all material respects with such Applicable Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Corporation has timely filed all documents required to be filed under the Applicable Laws, except where the failure to do so would not have a Material Adverse Effect.

4.3 Financial Statements. (a) The audited consolidated balance sheet and related consolidated statements of earnings, retained earnings and changes in financial position of the Corporation, together with the Notes to the Consolidated Financial Statements for the fiscal year ended January 31, 1998, were prepared in accordance with generally accepted accounting principles consistently applied (except where otherwise indicated) and present fairly in all material respects the consolidated financial position of the Corporation at the respective dates indicated and the results of operations and changes in financial position of the Corporation for the periods covered thereby in accordance with generally accepted accounting principles; and (b) the unaudited interim financial statements of the Corporation contained in the Public Documents present fairly in all material respects the financial position of the Corporation for the periods covered thereby in accordance with generally accepted accounting principles (except for normal year-end adjustments and the omission of footnotes).

4.4 Absence of Certain Changes. Except as otherwise disclosed on Schedule 4.4 hereto, (a) since the date of the latest balance sheet presented in the audited financial statements as at and for the year ended January 31, 1998 there has been no change in the business, properties, operations or financial condition of the Corporation and its Subsidiaries, on a consolidated basis, which would or could reasonably be expected to have a Material Adverse Effect, provided that a decline in the trading price of the Common Shares shall not be deemed to be a Material Adverse Effect if such decline is not directly attributable to a material adverse change in the business, properties, operations or financial condition of the Corporation and its Subsidiaries, on a consolidated basis, and
(b) neither the Corporation nor any of its Subsidiaries has incurred or undertaken any Liabilities or obligations, direct or contingent, except for (i) the transactions contemplated by this Agreement, or (ii) contractual liabilities, including trade liabilities, incurred in the ordinary course of business and (iii) Liabilities (other than borrowed money) that would not have a Material Adverse Effect.

4.5 Authority. Subject to the filing of articles of amendment to designate the terms of the Preferred Shares contained in Schedule 1.1(ai) (the "Required Action"), the Corporation has all necessary corporate power and authority to enter into this Agreement and the other agreements, documents and instruments to be executed by the Corporation and the Purchasers in furtherance of the transactions contemplated hereby and thereby, including without limitation, the Registration Rights Agreement (collectively, the "Transaction Documents"), and to consummate the transactions contemplated hereby and thereby.

4.6 Non-Contravention. The execution, delivery, and performance of the Transaction Documents to which the Corporation is a party by the Corporation and the consummation of the transactions contemplated hereby and thereby by the Corporation do not and will not, after completion of all Required Action:

         (a) result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any of its Subsidiaries pursuant to any material agreement, instrument, franchise, license or permit to which the Corporation or any of its Subsidiaries is a party or by which any of such corporations or their respective properties or assets may be bound, or

         (b) violate any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to the Corporation or any of its Subsidiaries or any of their respective properties or assets, other than (i) such breaches, defaults or violations that would not or could not reasonably be expected to (A) impair the ability of the Corporation to consummate and perform the transactions contemplated by this Agreement or deprive the Purchaser of the benefits under this Agreement, or (B) have a Material Adverse Effect; or (ii) as set out in Schedule 4.6. The execution, delivery and performance of the Transaction Documents by the Corporation and the consummation of the transactions contemplated hereby and thereby do not and will not violate or conflict with any provision of the articles of incorporation or by-laws of the Corporation or any of its Material Subsidiaries, as currently in effect. Except for the Required Action or as set out in Schedule 4.6, no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body applicable to the Corporation or any of its Material Subsidiaries or any of their respective properties or assets is required for the execution, delivery and performance of the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, including the issuance, sale and delivery of the Preferred Shares to be issued, sold and delivered by the Corporation hereunder.

4.7 Capitalization. The authorized equity capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. As of June 10, 1998, 64,203,428 Common Shares have been validly issued and are outstanding as fully paid and non-assessable and were issued in compliance with all applicable Securities Laws. No First Preferred or Second Preferred Shares are issued or outstanding. As of the date hereof, up to a maximum of 6,200,000 Common Shares (vested and unvested) may be issued pursuant to outstanding stock options under the Cott Corporation Option Plan, and, other than pursuant to the Cott Corporation Option Plan, no Common Shares may be issued pursuant to incentive, service awards and profitability bonus plans of the Corporation. Except as described in the immediately preceding sentence, as disclosed in the Public Documents or as set out in Schedule 4.7, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Corporation or its Subsidiaries to issue or sell any shares of any capital stock of the Corporation or of any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Corporation, any of its Subsidiaries or any other person, nor are there outstanding any stock appreciation rights or phantom equity agreements, arrangements or commitments based upon the book value, income or any other attribute of the Corporation or any of its Subsidiaries other than bonus agreements, bonus arrangements or bonus commitments with the Corporation's or its Subsidiaries' officers, employees or Consultants. The holders of outstanding Common Shares are not entitled to any preemptive or other similar rights.

4.8  Actions.  Except as  disclosed  in the Public  Documents  or  described  in
Schedule 4.8, there is no litigation or governmental proceeding to which the Corporation or any of its Subsidiaries is a party or to which any property of the Corporation or any of its Subsidiaries is subject or which is pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries which based upon information currently available to the Corporation acting reasonably and in good faith could be expected to have a Material Adverse Effect.

4.9 Registration and Qualification. Assuming the accuracy of the representations and warranties made by the Purchaser and set forth in Article 5 hereof, it is not necessary in connection with the offer, sale and delivery of the Preferred Shares to the Purchaser in the manner contemplated by this Agreement to register or qualify the Preferred Shares or the Common Shares issuable upon conversion of the Preferred Shares, under the Securities Laws.

4.10 No Liabilities. Neither the Corporation nor its Material Subsidiaries has any Liabilities, except (i) as reflected or reserved against in the balance sheet of the Corporation presented in the financial statements as at and for the year ended January 31, 1998 and not heretofore discharged, (ii) as recorded and/or disclosed in the Public Documents, (iii) as disclosed in Schedule 4.10,
(iv) Liabilities incurred in the ordinary course of business since January 31, 1998, (v) contractual (including trade) liabilities incurred in the ordinary course of business, (vi) Liabilities (other than for borrowed money) that would not or could not reasonably be expected to have a Material Adverse Effect.

4.11 No Defaults. Except as disclosed on Schedule 4.6 or in the Public Documents:

               (i) neither the Corporation nor any of its Subsidiaries is in violation or default under any provision of its certificate of incorporation, by-laws or other organization documents, or is in breach of or default with respect to any provision of any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which it is a party or by which it or any of its properties are bound; and

              (ii) there does not exist an event of default on the part of the Corporation or any such Subsidiary,

as defined in such documents which, with notice or lapse of time or both, would constitute a default, where such violation or default would or could reasonably be expected to have a Material Adverse Effect.

4.12 Compliance with Law. The Corporation and each of its Subsidiaries is in compliance with all laws and regulations applicable to the operation of its respective businesses, including the Applicable Laws, except where failure so to comply would not or could not reasonably be expected to have a Material Adverse Effect and each of them has all licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is material to the conduct of its business, except where failure so to comply would not or could not reasonably be expected to have a Material Adverse Effect, and except as disclosed in the Public Documents.

4.13 Enforceability of Agreement. This Agreement has been, and the Transaction Documents to be executed and delivered by the Corporation pursuant hereto have been or will be, duly and validly authorized, executed and delivered by the Corporation and this Agreement is, and such Transaction Documents when so executed and delivered will be valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms subject to applicable bankruptcy, insolvency, winding-up, reorganization, arrangement, moratorium or other laws affecting creditors' rights generally.

4.14 The Preferred Shares. Subject to the Required Action, the Preferred Shares have been duly and validly authorized by the Corporation and the Preferred Shares, when issued, sold and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable. Subject to the Required Action, the Common Shares issuable upon conversion of the Preferred Shares have been reserved for issuance and, when issued in accordance with the terms of the Preferred Shares, will be duly and validly issued, fully paid and nonassessable, and no further approval or authority of the shareholders or the Board of Directors under the Applicable Laws will be required for such issuance of Common Shares following the Closing.

                  Other than pursuant to the Registration Rights Agreement, no security holder of the Corporation has any right which has not been satisfied or waived to require the Corporation to register (or take similar action under Canadian Securities Laws) the sale of any securities owned by such security holder under the Securities Laws.

4.15 No General Solicitation. None of the Corporation, its affiliates or any person acting on their behalf has solicited any offer to buy or offer to sell the Preferred Shares by means of any form or general solicitation or general advertising or in any manner involving a public offering within the meaning of the Securities Laws that would require the registration or qualification of the Preferred Shares under the Securities Laws.

4.16 Properties. The Corporation or the applicable Material Subsidiary holds its leased properties under valid and binding leases, with such exceptions as would not have a Material Adverse Effect. The Corporation owns or leases all such properties as are necessary to its operations as now conducted, other than with respect to such properties which are both (i) owned or leased by third parties and (ii) used by the Corporation for warehousing purposes.

4.17 Taxes. The Corporation and its Subsidiaries have on a timely basis filed all tax returns, information returns or designations covering any taxes in respect of the income, business or property of the Corporation and its Subsidiaries on a consolidated basis (including, without limitation, all federal, state, provincial or foreign taxes) and has paid all taxes shown as due on such tax returns, information returns or designations except where the failure to do so would result in a loss to the Corporation of not more than $2,000,000 after giving effect to all applicable reserves provided for in the Corporation's financial statements.

4.18 Insurance. The Corporation and its Material Subsidiaries maintain insurance of the types and in the amounts reasonably deemed by the Corporation to be adequate and reasonable for its business and that of its Material Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against (other than product recalls), all of which insurance is in full force and effect.

4.19 Intellectual Property. Except as disclosed in Schedule 4.19, the Corporation and its Subsidiaries, or to the best of the Corporation's knowledge, the Corporation's customers have sufficient, or have applied for registration of such, trademarks, trade names, patent rights, copyrights, licenses, approvals and governmental authorizations to enable the Corporation and its Subsidiaries conduct their business substantially as now conducted; and the Corporation has no knowledge of any infringement by it or its Subsidiaries of any trademark, trade name, patent, copyright, licenses, trade secret or other similar rights of others, and there is no claim being made against the Corporation or its Subsidiaries regarding trademark, trade name, patent, copyright, license, trade secret or other infringement, in any such case which could reasonably be expected to result in a loss to the Corporation of more than $2,000,000.

                                    ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Corporation to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchasers hereby severally represent and warrant to the Corporation as follows:

5.1 Investment. The Purchasers are acquiring the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares for investment for their own respective account, and not with a view to any distribution thereof in violation of any applicable Securities Laws. The Purchasers understand that the Preferred Shares and such Common Shares have not been registered under the Securities Laws by reason of specific exemptions therefrom which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchasers acknowledge that they are not residents in or of the Province of Ontario.

5.2 Financial Position. Each of the Purchasers' financial condition and investments are such that it is in a position to hold the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares for an indefinite period, bear the economic risk of the investment and to withstand the complete loss of the investment. Each of the Purchasers has extensive knowledge and experience in financial and business matters and has the capability to evaluate the merits and risks of the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended. Except as to a breach of a representation and/or warranty of which there was Actual Knowledge, nothing contained in this Section
5.2 or due diligence or investigation that has been made by or on behalf of Purchasers shall diminish or modify any of the representations and warranties if made by the Corporation herein.

5.3 Hold. The Purchasers acknowledge that the Preferred Shares and the Common Shares issuable upon conversion of the Preferred Shares must be held as required by the Securities Laws unless subsequently registered or otherwise qualified for sale under any applicable Securities Laws or unless exemptions from such registrations or qualification are available.

5.4 Organization of the Purchasers. Each Purchaser which is not an individual is duly organized and validly existing under the laws of the jurisdiction of its organization. Each Purchaser is purchasing the Preferred Shares as principal at an aggregate acquisition cost to each Purchaser of not less than Cdn. $150,000. Each Purchaser that is not a corporation or an individual but is a syndicate, partnership, trust or other unincorporated organization, is purchasing as principal for its own account. None of the Purchasers is a corporation or syndicate, partnership or other form of unincorporated organization incorporated or created solely to permit the purchase of the Preferred Shares by groups of individuals whose individual share of the aggregate acquisition cost for the Preferred Shares to be purchased is less than $150,000.

5.5 Authority of the Purchasers. Each of the Purchasers has all necessary power and authority (corporate and otherwise) to execute and deliver this Agreement and the Transaction Documents to which it is a party, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. The execution, delivery and performance of this Agreement and the Transaction Documents by each of the Purchasers has been duly authorized and approved by each of the Purchasers and does not require any further authorization or consent of the Purchasers or their respective beneficial owners. This Agreement is the legal, valid and binding agreement of each of the Purchasers, enforceable against each of the Purchasers in accordance with its terms, subject to applicable bankruptcy, insolvency, winding-up, reorganization, moratorium or other laws affecting creditors' rights generally.

5.6  Non-Contravention.   The  execution,   delivery,  and  performance  of  the
Transaction Documents by the Purchasers and the consummation of the transactions contemplated hereby and thereby by the Purchasers do not and will not:

         (a) result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Purchasers pursuant to any material agreement, instrument, franchise, license or permit to which the Purchasers or any of them is a party or by which such Purchaser may be bound, or

         (b) violate any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to any of the Purchasers or any of their respective properties or assets, other than such breaches, defaults or violations that are not reasonably expected to impair the ability of the Purchasers to consummate and perform the transactions contemplated by this Agreement or deprive the Corporation of the benefits under this Agreement. With respect to those Purchasers who are not individuals, the execution, delivery and performance of the Transaction Documents by the Purchaser and the consummation of the transactions contemplated hereby or thereby do not and will not violate or conflict with any provision of the certificate of limited partnership agreement, partnership agreement or other similar governing agreements of such Purchaser, as currently in effect. Except for the filing under Rule 13-d of the Securities Act of 1933, no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body applicable to the Purchasers or any of their properties or assets is required for the execution, delivery and performance of the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, including the purchase of the Preferred Shares hereunder.

                                    ARTICLE 6

                  CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

A.                OBLIGATIONS OF THE PURCHASER

6.1 Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchasers to consummate the transactions contemplated herein shall be subject to and conditional upon the satisfaction of, or compliance with, as at the Time of Closing, each of the following conditions (which are inserted for the exclusive benefit of the Purchaser):

         (a) the accuracy of the representations and warranties of the Corporation herein contained, as of the date hereof and as of the Closing Date, except where the consequence of any inaccuracy in such representations and warranties would not have a Material Adverse Effect (provided, however, that with respect to any representation or warranty of the Corporation contained in Article 4 which is already qualified with respect to a Material Adverse Effect, no further qualification, except as expressly stated below, is imposed hereby) and the Purchasers shall have received a certificate of an officer of the Corporation to such effect dated the Closing Date;

         (b) the performance in all material respects by the Corporation of its obligations herein (including the covenants contained in Article 7 of this Agreement) and the Purchasers shall have received a certificate of an officer of the Corporation to such effect dated the Closing Date;

         (c)      the execution and delivery of the Registration Rights
                  Agreement;

         (d) receipt by the Purchasers of an opinion of counsel to the Corporation, in form and substance satisfactory to the Purchasers, acting reasonably;

         (e) the filing of articles of amendment with respect to the creation of the Preferred Shares with the attributes contained in Schedule 1.1(ag); and

         (f) there being since the date hereof no fact or condition which would or could reasonably be expected to have a Material Adverse Effect, provided that a decline in the trading price of the Common Shares shall not be deemed to be such a Material Adverse Effect if such decline is not directly attributable to a Material Adverse Effect;

and provided further that for purposes of this Section 6.1, including, without limitation, subsection 6.1(a) hereof, Material Adverse Effect shall exclude the effect of any general economic, commodity pricing, capital markets or financial conditions.

B.                OBLIGATIONS OF THE CORPORATION

6.2 Conditions Precedent to the Obligations of the Corporation. The obligation of the Corporation to issue and sell the Preferred Shares to the Purchasers in accordance herewith shall be subject to and conditional upon the satisfaction of, or compliance with, as at the Time of Closing, each of the following conditions (which are for the exclusive benefit of the Corporation):

         (a) the accuracy of the representations and warranties of the Purchasers herein contained, as of the date hereof and as of the Closing Date, except to the extent any inaccuracies do not materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement, and the Corporation shall have received a certificate of: (i) the Purchasers' Representative; or (ii) each Purchaser who is an individual or an officer of each of the Purchasers which are not individuals, to such effect dated the Closing Date;

         (b) the performance in all material respects by the Purchasers of their obligations herein and the Corporation shall have received a certificate of: (i) the Purchasers' Representative; or (ii) each Purchaser who is an individual or an officer of each of the Purchasers which are not individuals, to such effect dated the Closing Date;

         (c) receipt by the Corporation of an opinion of counsel to each of Purchasers in form and substance satisfactory to the Corporation, acting reasonably; and

         (d) the absence of any event, actual or threatened, resulting from the announcement or contemplated completion of the transactions described herein which would or could reasonably be expected to have a Material Adverse Effect.

C.                OBLIGATIONS OF EACH OF THE CORPORATION AND THE PURCHASER

6.3 Conditions Precedent to the Obligations of the Corporation and the Purchaser. The obligation of each of the Corporation and the Purchaser to consummate the transactions contemplated herein is subject to the satisfaction of, or compliance with, as at the Time of Closing, each of the following conditions (which are inserted for the benefit of each of the Purchaser and the Corporation):

         (a) the transactions contemplated by the Share Purchase Agreement having been consummated;

         (b) no action or proceeding, temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction, governmental authority or agency or other person to prohibit or prevent consummation of the transactions contemplated herein shall be pending or threatened;

         (c) the expiration, termination of the applicable waiting periods and the receipt of all Consents, approvals and waivers under the Applicable Laws; and

         (d)      the completion of all Required Action.

6.4 Waiver by Purchasers.  If any of the conditions set forth in Sections 6.1 or
6.3 have not been fulfilled, performed or satisfied as at the Closing, the Purchasers may, by written notice to the Corporation terminate all of their obligations relating to the Closing and the Purchasers shall be released from such obligations under this Agreement. Any of such conditions may be waived in whole or in part by the Purchasers' Representative by instrument in writing given to the Corporation without prejudice to any of the Purchasers' rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the transactions of purchase and sale contemplated by this Agreement and to claim for damages for breach of representation or warranty; provided that notwithstanding anything else contained herein, the Purchasers shall not be entitled to claim damages for any breach of representation or warranty where there was Actual Knowledge of such breach of representation or warranty on or prior to the date hereof.

6.5 Waiver by Corporation. If any of the conditions set forth in Sections 6.2 or
6.3 have not been fulfilled, performed or satisfied as at the Closing, the Corporation may, by written notice to the Purchaser, terminate all of its obligations relating to the Closing and the Corporation shall be released from all such obligations under this Agreement. Any of such conditions may be waived in whole or in part by the Corporation by instrument in writing to the Purchaser, without prejudice to any of the Corporations's rights of termination in the event of n on-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to their right to complete the transactions of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant.

                                    ARTICLE 7

                          COVENANTS OF THE CORPORATION

                  As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, the Corporation hereby covenants with the Purchaser as follows:

7.1 Payment of Expenses. Whether or not the transactions contemplated hereby are completed, the Corporation shall pay all costs and expenses incident to the performance of the obligations of the Corporation hereunder, including those in connection with (i) the issuance, transfer and delivery of the Preferred Shares or the Common Shares issuable upon conversion thereof to the Purchaser, including any transfer or similar taxes payable thereon, (ii) the cost of printing the certificates representing the Preferred Shares or the Common Shares issuable upon conversion thereof and (iii) the cost and charges of any transfer agent, registrar, trustee or fiscal paying agent. Upon closing of the transactions contemplated herein, the Corporation shall also promptly pay, (x) all fees and expenses of PaineWebber Incorporated incurred in connection with the issuance of the Preferred Shares hereunder up to $1,000,000, and (y) all reasonable documented out-of-pocket costs and expenses, including attorneys', accountants' and consultants' fees incurred by the Purchasers in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby up to $400,000 in the aggregate for the Purchasers under this Section 7.1. The provisions of this Section 7.1 shall also apply to payment of the Purchasers expenses in the event that the Shareholder approval contemplated by Section 6.3 hereof is not obtained provided that the Purchasers are otherwise in compliance and not in breach of the terms hereof.

7.2 Availability of Common Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of the Preferred Shares, the full number of Common Shares then issuable upon the conversion of the Preferred Shares.

7.3 Transaction Fee. On the Closing Date, upon Closing, the Corporation shall pay to the Purchasers an aggregate fee equal to $900,000.

7.4 Proxy Statements; Shareholder Approvals. The Corporation, shall, in accordance with Applicable Laws:

         (a) duly call, give notice of, convene and hold on or about July 21, 1998 a meeting of its Registered Holders for the purpose of, among other things, voting to approve the issuance of the Preferred Shares and the Common Shares issuable upon conversion thereof and shall use reasonable commercial efforts, except to the extent the Board of Directors determines in good faith, after consultation with outside counsel, that contrary action is required by the Board of Directors' fiduciary duties under Applicable Laws, to obtain shareholder approval; and

         (b) except to the extent the Board of Directors determines in good faith, after consultation with outside counsel, that contrary action is required by the Board of Directors' fiduciary duties under Applicable Laws, recommend approval of the issuance of the Preferred Shares and the Common Shares issuable upon conversion thereof, and include in the proxy statement in respect of the meeting, such recommendation, and take all lawful action to solicit such approvals.

7.5 Election to Board of Directors of the Corporation. The Corporation shall take all actions necessary to ensure that four representatives of the Purchasers are appointed to the Board of Directors (the "Purchasers' Directors") promptly after the consummation of the transactions contemplated herein; provided that such representatives are eligible to act on the Board of Directors pursuant to the requirements of the CBCA and are acceptable to the Board of Directors, acting reasonably (it being acknowledged and agreed that any officer or director of The Thomas H. Lee Company shall be acceptable to the Corporation). The Corporation shall not take any action to increase the size of the Board of Directors above eleven members without the written consent of the Purchasers and shall not solicit any proxies for the election of more than eleven members to the Board of Directors.

                  The Corporation shall also use its reasonable commercial efforts to cause the appropriate Number of Nominees to be renominated and reelected when the initial and any successive term of the Purchasers' Directors expires (subject to the Number of Nominees the Purchasers are entitled to nominate under the terms hereof, to the requirements of the CBCA and to such nominees continuing to be acceptable to the Board of Directors, acting reasonably). The Corporation shall also use its reasonable commercial efforts to cause the election to each committee of the Board of Directors that number of nominees from the Purchasers' Representatives that will result in the Purchasers having representation on each committee equivalent to the Purchasers pro rata percentage representation on the Board of Directors.

7.6 Reporting. The Corporation will, so long as the Preferred Shares or the Common Shares issuable upon conversion thereof are outstanding and are
"restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, file reports and other information with the Securities and Exchange Commission under Section 13 or 15 (d) of the Exchange Act.

7.7 Public Documents. Not later than June 30, 1998, the Corporation shall deliver to the Purchasers true and complete copies of the
Corporation's:

                  (a)  1998 Annual Report to Shareholders;

                  (b) management proxy circular relating to the Corporation's 1998 Annual and Special Meeting of Shareholders; and

                  (c)  1998 Annual Information Form.

                  The Corporation represents and warrants that such documents shall be, as of their respective dates, in compliance in all material respects with such Applicable Laws and will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.8 Buy-back. Subject to the CBCA, the provisions of any applicable debt covenants and obtaining approval of the stock exchanges on which the Common Shares are listed, the Corporation will use the Purchase Price, as expressed in Canadian dollars as at the Closing Date, net of any and all expenses attributable to the transaction herein contemplated, to effect "normal-course" purchases of its Common Shares on the floor of the stock exchanges where such shares may be available, as soon as practicable, having regard to the volume and price limitations applicable to such purchases as imposed by such stock exchanges. In particular, the parties acknowledge and agree that the Corporation shall not be required to make the purchases which aggregate (i) more than 2% of the Common Shares outstanding in any 30 day period and (ii) more than the greater of (A) 10% of the public float and (B) 5% of the Common Shares outstanding during any 12 month period. The parties further acknowledge and agree that the Corporation shall not be required to make such purchases where the Board of Directors of the Corporation, acting reasonably, determines that to so purchase such shares at such prices would result in a breach of its fiduciary duties to the Corporation.

7.9 Application to Exchanges. To the extent that the Share Provisions contain any requirement or restriction relating to the obtaining of a regulatory consent, the Corporation agrees that it will make all necessary applications to the stock exchanges on which the Common Shares are listed to obtain such regulatory consent and will make all commercially reasonable efforts, including, without limitation, the payment of any required listing fees, to obtain such consent.

                                    ARTICLE 8

                           COVENANTS OF THE PURCHASER

8.1 Certain Restrictions. The Purchasers covenant with the Corporation that, without the prior written consent of the Corporation (as evidenced by the approval of a majority of the members of the Board of Directors who are independent of the Purchasers and the Family Members), for a period commencing on the Closing Date and continuing through the earlier of (i) the fifth anniversary of the Closing Date (except as expressly set forth in clause 8.1(I)), or (ii) the date upon which the Corporation shall be in default of any monetary payment obligations under any instrument of indebtedness to which the Corporation or any Subsidiary is a party involving a principal obligation of at least $50,000,000 after the expiry of any periods to remedy or cure such default, the Purchasers, and their affiliates (including, without limitation, Thomas Lee and the Thomas H. Lee Company) over which they exercise management control, singly, or jointly or in concert with any other party or as part of a group, directly or indirectly, through one or more intermediates or otherwise, will not:

                  (A) for a period of twelve months following the Closing Date, sell any Common Shares received upon conversion of the Preferred Shares over any stock exchange pursuant to which the Corporation is effecting a normal course issuer bid pursuant to the requirements of Section 7.8 hereof;

                    (B) purchase or acquire, or offer, propose or agree to purchase or acquire, directly or indirectly, any of the Common Shares (other than by conversion of any of the Preferred Shares or receipt of Common Shares as a result of any stock dividend, stock split, recapitalization, merger or other change in the corporate or capital structure of the Corporation or any other action taken solely by the Corporation), any option (other than the option to purchase 5,000,000 (as may be adjusted) Common Shares granted to the Purchasers pursuant to the Share Purchase Agreement), warrant or other right to acquire, directly or indirectly, any Common Shares or any securities which are convertible into or exchangeable or exercisable for Common Shares (other than the exercise of options under the Share Purchase Agreement or the receipt of dividends in kind); and provided that at any time when the percentage of the outstanding Common Shares owned by the Purchaser on a fully diluted basis is less than the percentage of the outstanding Common Shares owned by such Purchaser on a fully diluted basis on the Closing Date (the "Maximum Amount") the Purchaser may purchase additional Common Shares up to the Maximum Amount;

                    (C) solicit, or encourage any other person to solicit, proxies or become a participant or otherwise engage in any solicitation in opposition to a recommendation of a majority of the directors of the Corporation with respect to any matter; seek to advise or influence any person with respect to the voting of any securities of the Corporation (other than pursuant to the Voting Agreement between the Purchasers and the Family Members of even date entered into in connection with the Share Purchase Agreement); or execute any written consent in lieu of a meeting of holders of securities of the Corporation or any class thereof unless requested to do so by the Corporation;

                  (D) initiate, propose, vote in favour of, support or otherwise solicit shareholders for the approval of one or more shareholder proposals with respect to the Corporation;

                  (E) knowingly transfer or agree to transfer any securities to any group or party owning in excess of 5% of the outstanding Common Shares;

                  (F) propose or seek to effect any form of business combination transaction with the Corporation or any affiliate thereof or any restructuring, recapitalization or other similar transaction with respect to the Corporation;

                  (G) seek any additional representation on the Board of Directors of the Corporation;

                  (H) encourage any person, firm, corporation, group or other entity to engage in any of the actions covered by clauses (B) through (G) of this Section 8.1 or make any public announcement (or make other communication with or to the Corporation or otherwise which, in the opinion of counsel to the Corporation, would require public announcement) with respect to any matter set forth in clause (B) through (G) of this Section 8.1; provided, however, that actions taken by any Purchasers' Directors, acting in his or her capacity as such a director, shall not violate any provision of this Section 8.1; and

                  (I) transfer, effect a short sale of, grant any option for the purchase of, or loan any Preferred Shares or Common Shares for a period of 12 months from the date of issuance of the Preferred Shares except (a) to an affiliate, (b) to a trust, family partnership or other estate planning vehicle, (c) to a financial institution pursuant to a bona fide pledge (each a "Permitted Transferee"), or (d) in a transaction approved in advance by the Board of Directors where any Person (or Persons acting jointly or in concert) acquire, directly or indirectly, beneficial ownership or control or direction over more than 50% of the outstanding voting securities (on a fully-diluted basis) of the Corporation.

Nothwithstanding  the foregoing,  the  obligations of the Purchasers  under this
Section 8.1 shall terminate if the number of Purchasers' nominees on the Board of Directors is less than the Number of Nominees, unless the failure to have the required Number of Nominees elected to or on the Board of Directors is due to the Purchasers' failure to nominate a nominee or nominees to the Board, vote the Preferred Shares or Common Shares owned by them in favour of such nominees or fill a vacancy created by one of its Directors with a person, who (i) meets the requirements of the CBCA, and (ii) who is acceptable to the Board of Directors, acting reasonably. The Purchasers acknowledge that they shall vote all Preferred Shares or Common Shares over which they have control for and in favour of the nominees proposed by them to the Board of Directors. The parties acknowledge and agree that the provisions of this Section 8.1 shall not bind or apply to any purchaser of Preferred Shares or Common Shares other than a purchaser under
Section 8.1(I)(a) or (b).

8.2 Payment of Taxes. The Purchasers shall be responsible for and shall pay any and all Canadian withholding taxes, as and when due and payable, and shall provide evidence satisfactory to the Corporation, acting reasonably, that such payment has been made within the prescribed time, resulting from or in respect of the Preferred Shares, including, without limitation, in respect of the issuance by the Corporation of Common Shares upon conversion of Preferred Shares, the payment by the Corporation of dividends in respect of the Preferred Shares and the redemption by the Corporation of the Preferred Shares, it being acknowledged and agreed that withholding taxes payable in respect of, among other things, cash dividends on the Preferred Shares and any proceeds from the redemption of the Preferred Shares in accordance with their terms shall be withheld at source by the Corporation or its agent and remitted to the taxation authorities having jurisdiction, and the amount of such cash dividends or proceeds of redemption received by the Purchasers shall be net of such withheld amount, in each of the foregoing cases, only to the extent subject to withholding under applicable law or the interpretation or administration thereof. The Corporation acknowledges and agrees that it shall not withhold for withholding taxes unless, in the opinion of the management of the Corporation, acting reasonably, the Corporation is required to do so by law or by the interpretation or administration thereof. The Corporation agrees that in the absence of a law or the interpretation or administration thereof, which requires it to withhold tax in connection with the reduction of the Conversion Factor (as defined in the Share Provisions) it will not so withhold.

                                    ARTICLE 9

                  RESTRICTIONS ON TRANSFERABILITY OF SECURITIES

9.1 Restrictive Legend. Each certificate representing the Preferred Shares and any other securities issued in respect of the Preferred Shares (other than the Common Shares issued upon conversion of any Preferred Shares) upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (each of the foregoing securities being referred to herein as "Restricted Securities"), shall (unless otherwise permitted by the provisions of Section 9.2 below) be stamped or otherwise imprinted with a legend substantially in the following form (in addition to the legend required under any applicable state securities law):

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF COTT CORPORATION ("THE CORPORATION"), THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144, IF APPLICABLE, SUBJECT TO COMPLIANCE WITH ANY STATE SECURITIES LAWS, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, AS APPLICABLE OR (D) IN A TRANSACTION THAT DOES NOT OTHERWISE REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, IN EACH CASE, PROVIDED AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION HAS BEEN PROVIDED TO THE CORPORATION TO THAT EFFECT."

The Corporation will promptly, upon request, remove any such legend when no longer required by the terms of this Agreement or by applicable law.

9.2 Notice of Proposed Transfers. Prior to any proposed transfer of any Restricted Securities, unless a prospectus has been filed under the Securities Laws covering the proposed transfer, the Purchaser proposing such a transfer shall give written notice to the Corporation of its intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (a) a written opinion of legal counsel (who shall be reasonably satisfactory to the Corporation) addressed to the Corporation to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act or (b) a "no action" letter from the United States Securities and Exchange Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the United States Securities and Exchange Commission that action be taken with respect thereto, whereupon, in each case, such Purchaser shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by such Purchaser to the Corporation. Unless a registration statement has been filed under the U.S. Securities Laws covering the proposed transfer, each certificate evidencing the Restricted Securities transferred as herein provided shall bear the appropriate restrictive legend set forth in Section 9.1 above except that such certificate shall not bear such restrictive legend if,
(i) in the opinion of counsel for such Purchaser, such legend is not required in order to establish compliance with any provisions of the Securities Act of 1933, or (ii) a period of at least two years has elapsed since the later of the date the Restricted Securities were acquired from the Corporation or from an affiliate of the Corporation, and such purchaser represents to the Corporation that it is not an affiliate of the Corporation and has not been an affiliate during the preceding three months and shall not become an affiliate of the Corporation without resubmitting the Restricted Securities for reimposition of the legend.

                                   ARTICLE 10

                                   TERMINATION

                  Notwithstanding anything contained herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

         (a) by the mutual written consent of the Purchasers and the Corporation; or

         (b)      by the Purchasers if the  conditions  contained in subsections
                  6.1 or 6.3 have not been complied with or waived as at the Closing or by the Corporation if the conditions contained in subsections 6.2 or 6.3 have not been complied with a waiver as at the Closing; provided, however, that the right to terminate this Agreement under this Section 10(b) shall not be available to any party whose failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

         (c) by the Purchasers or the Corporation if the Share Purchase Agreement is terminated in accordance with is terms; or

         (d) by the Purchasers or the Corporation at any time after July 31, 1998 if the Closing has not occurred on or prior to such time.

                  In the event that this Agreement shall be terminated pursuant to this Article 10, all further obligations of the parties under this Agreement other than the obligations set forth in Article 11 and Sections 7.1 and 12.10 shall be terminated without further liability of any party to any other party, provided that nothing herein shall relieve any party from liability for its wilful breach of this Agreement.

                                   ARTICLE 11

                                 INDEMNIFICATION

11.1 Indemnification by the Corporation. The Corporation hereby agrees, to the extent permitted by Applicable Laws, to indemnify, defend and hold harmless the Purchasers and, in the case of the Purchasers who are not individuals, their partners, directors and its officers, from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorneys' fees and expenses (collectively, "Claims"), asserted against, resulting to, or imposed upon or incurred by the Purchaser, directly or indirectly, in connection with breach of a representation or warranty contained herein by the Corporation (other than any such breach of which there was Actual Knowledge) or any failure or omission to comply with its obligations or covenants hereunder, other than Claims arising from the misconduct of the Purchasers or their representatives, including the Purchasers' Representative.

11.2 Indemnification by the Purchaser. Each Purchaser, acting severally and not jointly, hereby agrees to indemnify, defend and hold harmless the Corporation, its directors and its officers from and against all Claims asserted against, resulting to or imposed upon or incurred by the Corporation, directly or indirectly, in connection with any breach of a representation or warranty contained herein by the Purchasers or any failure or omission to comply with its obligations or covenants hereunder including, without limitation, its obligations and covenants pursuant to Article 8, other than Claims arising from the misconduct of the Corporation or its representatives.

11.3 Terms of Indemnification. The obligations and liabilities of the indemnifying party (the "Indemnifying Party") hereunder with respect to Claims by third parties against the party to be indemnified (the "Indemnified Party") will be subject to the following terms and conditions:

         (a) the indemnified party will give the indemnifying party prompt notice of any Claims asserted against, resulting to, imposed upon or incurred by the indemnified party, directly or indirectly, and the indemnifying party will undertake the defense thereof by representatives of their own choosing which are reasonably satisfactory to such indemnified party; provided that the failure of the indemnified party to give notice as provided in this Section 11.3 shall not relieve the indemnifying party of its obligations under this Article 11, except to the extent that such failure has materially and adversely affected the rights of the indemnifying party;

         (b) if within a reasonable time after notice of any Claim, the indemnifying party fails to defend, the indemnified party will have the right to undertake the defense, compromise or settlement of such Claims on behalf of and for the account and at the risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof;

         (c) if there is a reasonable probability that a Claim may materially and adversely affect the indemnified party other than as a result of money damages or other money payments, the indemnified party will have the right at its own expense to defend (provided that the indemnifying party shall continue to control the defense and the indemnified party shall have the right to participate in such defense), or co-defend, such Claim;

         (d) the indemnifying party on one hand and the indemnified party on the other will not, without the prior written consent of the other, such consent not to be unreasonably withheld, settle or compromise any Claim or consent to entry of any judgment relating to any such Claim;

         (e) with respect to any Claims asserted against the indemnified party, the indemnified party will have the right to employ one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the indemnified party if, in the indemnified party's reasonable judgment, a conflict of interest between the indemnified party and the indemnifying party exists in respect of such Claims, and in that event the fees and expenses of such separate counsel shall be paid by such indemnifying party;

         (f) the indemnifying party will provide the indemnified party reasonable access to all records and documents of the indemnifying party relating to any Claim, other than a Claim made by the indemnified party and/or its affiliates; and

         (g) any Claim, in so far as it is related to any of the representations and warranties of the Corporation contained in this Agreement, must be made within the applicable survival period set forth in Section 12.2 below.

                                   ARTICLE 12

                                  MISCELLANEOUS

12.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without reference to conflict of law provisions therein. All of the parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

12.2 Survival. The representations and warranties contained in this Agreement shall survive for a period of two years from the Closing Date hereof; provided that the representations set forth in Sections 4.5 and 4.7 shall survive without limitation. The covenants of the parties contained in this Agreement which by their terms are intended to survive the Closing shall survive and continue in full force and effect, notwithstanding Closing, in accordance with their terms.

12.3 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall enure to the benefit of, and be binding upon, the successors and permitted assigns of the parties hereto. No assignment of this Agreement may be made by either party at any time, whether or not by operation of law, without the other party's prior written consent; except that the Purchasers may assign any of their rights hereunder to an affiliate of the Purchaser or any party indicated on Schedule 1.1(aa) without the Corporation's consent provided that such affiliate or other party expressly assumes in writing all of the Purchaser's obligations hereunder as if an original signatory thereto, and provided that such assignment shall not relieve the Purchaser of its obligations hereunder.

12.4 Entire Agreement; Amendment. This Agreement and the Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subject hereof and thereof and supersede all prior agreements, understandings and arrangements between the parties with respect to the subject matter hereof; provided that, other than with respect to the standstill provisions contained therein, the provisions of the confidentiality agreement between the Purchaser and the Corporation dated November 13, 1997 shall remain in full force and effect. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

12.5 Notices, etc. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made, if in writing and if served by personal delivery upon the party for whom it is intended or delivered, by registered or certified mail, return receipt requested, or if sent by telecopier, upon receipt of confirmation that such transmission has been received, or if sent by telecopier after 4 p.m. on a Business Day or on a day which is not a Business Day, on the following Business Day, or if sent by overnight courier on the following Business Day to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

         (a)      if to the Purchasers:

                           As set out in Schedule 12.5(a) hereto

                  with a copy to:

                           Hutchins   Wheeler   &   Dittmar,    a   Professional
                           Corporation  101  Federal  Street  Boston,  MA  02110
                           U.S.A.

                           Telecopier:      (619) 951-1295
                           Attention:       James Westra

         (b)      if to the Corporation:

                           207 Queens Quay

                           Suite 800
                           Toronto, Ontario

                           M5J 1A7

                           Telecopier:      (416) 203-6207
                           Attention:       Vice-Chairman

                  with a copy to:

                           Goodman Phillips & Vineberg
                           250 Yonge Street, Suite 2400
                           Toronto, Ontario  M5B 2M6

                           Telecopier:  416-979-1234
                           Attention:  Stephen H. Halperin

12.6 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to the Corporation or the Purchasers upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of the Corporation or the Purchasers nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Corporation or the Purchasers of any breach or default under this Agreement, or any waiver on the part of any such party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the Corporation or the Purchasers, shall be cumulative and not alternative.

12.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by only one of the parties hereto, each of which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

12.8 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provisions; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

12.9 No Public Announcement. Neither the Corporation nor any of the Purchasers shall make any press release or other public announcement concerning the transactions contemplated by this Agreement except as and to the extent that any such party shall be obligated to make any such disclosure by law and then only after consultation with the other regarding the basis of such obligation and the content of such press release or other public announcement or as the parties shall mutually agree.

12.10 Reasonable Efforts. The Corporation and the Purchasers shall use all commercially reasonable efforts to consummate the transactions contemplated by this Agreement.

                  IN WITNESS WHEREOF, each of the undersigned has caused the foregoing Agreement to be executed under seal by one of its duly authorized officers as of the date first above written.

                              COTT CORPORATION

                              Per: /s/Fraser Latta

                                     Name:
                                     Title:

                              THOMAS H. LEE EQUITY FUND IV, L.P.

                              By:      THL EQUITY ADVISORS IV, LLC, its
                                       General Partner

                              By:     /s/C. Hunter Boll
                                     Name:
                                     Title:

                              THOMAS H. LEE FOREIGN FUND IV, L.P.

                              By:      THL EQUITY ADVISORS IV, LLC, its
                                       General Partner

                              By: /s/C. Hunter Boll

                                  Name:
                                  Title:

                                SCHEDULE 1.1(aa)

                             PURCHASERS AND NOMINEES

Purchasers                                             Number of Preferred
                                                            Shares

Thomas H. Lee Equity Fund IV, L.P.
Thomas H. Lee Foreign Fund IV, L.P.
                                                 --------------------------
Total:                                                    4,000,000
Nominees
--------
1997 Thomas H. Lee Nominee Trust - THL - CCI Limited Partnership
David V. Harkins
The 1995 Harkins Gift Trust
Scott A. Schoen
C. Hunter Boll
Scott M. Sperling
Anthony J. Dinovi
Thomas M. Hagerty
Warren C. Smith, Jr.
Seth W. Lawry
Kent R. Weldon
Terrence M. Mullen
Todd M. Abbrecht
Charles A. Brizius
Thomas R. Shepherd
Joseph J. Incandela
Wendy L. Masler
Andrew D. Flaster
Kristina A. Watts
Andrew T. Mulderry
George R. Taylor
RSL Trust
SZL Trust
Charles W. Robins as Custodian for Jesse Lee
Charles W. Robins
James Westra
Thomas H. Lee Charitable Investment L.P.
Jeffrey B. Kovach
Anjan Mukherjee
Charles S. Woo

                                 SCHEDULE 1.1(n)

                                 FAMILY MEMBERS

Stollark Investments Ltd.
151793 Canada Inc.
151797 Canada Inc.
Penbro Limited Partnership
Granite Street Corporation
and any affiliates of the foregoing

                                TABLE OF CONTENTS

                                                                          Page

ARTICLE 1 - DEFINITIONS..................................................  1
         1.1  Definitions................................................  1
         1.2  Construction...............................................  5
         1.3  Accounting Principles......................................  5
         1.4  Schedules..................................................  6

ARTICLE 2 - AUTHORIZATION AND SALE OF PREFERRED SHARES...................  6
         2.1  Authorization..............................................  6
         2.2  Issuance and Sale of Preferred Shares......................  6
         2.3  Purchase Price.............................................  6

ARTICLE 3 - CLOSING......................................................  6
         3.1  Closing Date...............................................  6
         3.2  Delivery of Certificates...................................  6
         3.3  Payment of Purchase Price..................................  7
         3.4  Further Assurances.........................................  7

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF THE CORPORATION............  7
         4.1  Organization and Qualification.............................  7
         4.2  Filings....................................................  8
         4.3  Financial Statements.......................................  8
         4.4  Absence of Certain Changes.................................  8
         4.5  Authority..................................................  9
         4.6  Non-Contravention..........................................  9
         4.7  Capitalization............................................. 10
         4.8  Actions.................................................... 10
         4.9  Registration and Qualification............................. 10
         4.10 No Liabilities............................................. 10
         4.11 No Defaults................................................ 11
         4.12 Compliance with Law........................................ 11
         4.13 Enforceability of Agreement................................ 11
         4.14 The Preferred Shares....................................... 11
         4.15 No General Solicitation.................................... 12
         4.16 Properties................................................. 12
         4.17 Taxes...................................................... 12
         4.18 Insurance.................................................. 12
         4.19 Intellectual Property...................................... 12

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.............. 12
         5.1  Investment................................................. 13
         5.2  Financial Position......................................... 13
         5.3  Hold....................................................... 13
         5.4  Organization of the Purchaser.............................. 13
         5.5  Authority of the Purchaser................................. 13
         5.6  Non-Contravention.......................................... 14

ARTICLE 6 - CONDITIONS TO THE OBLIGATIONS OF THE PARTIES................. 14
         6.1  Conditions Precedent to Obligations of the Purchaser........14
         6.2  Conditions Precedent to the Obligations of the Corporation. 15
         6.3  Conditions Precedent to the Obligations of the Corporation
                and the Purchaser........................................ 16
         6.4  Waiver by Purchasers....................................... 16
         6.5  Waiver by Corporation...................................... 17

ARTICLE 7 - COVENANTS OF THE CORPORATION................................. 17
         7.1  Payment of Expenses........................................ 17
         7.2  Availability of Common Shares.............................. 17
         7.3  Transaction Fee............................................ 18
         7.4  Proxy Statements; Shareholder Approvals.................... 18
         7.5  Election to Board of Directors of the Corporation...........18
         7.6  Reporting.................................................. 19
         7.7  Public Documents........................................... 19
         7.8  Buy-back................................................... 19
         7.9  Application to Exchanges................................... 19

ARTICLE 8 - COVENANTS OF THE PURCHASER................................... 20
         8.1  Certain Restrictions....................................... 20
         8.2  Payment of Taxes........................................... 22

ARTICLE 9 - RESTRICTIONS ON TRANSFERABILITY OF SECURITIES................ 22
         9.1  Restrictive Legend......................................... 22
         9.2  Notice of Proposed Transfers............................... 23

ARTICLE 10 - TERMINATION................................................. 24

ARTICLE 11 - INDEMNIFICATION............................................. 24
         11.1 Indemnification............................................ 24
         11.2 Indemnification by the Purchaser........................... 25
         11.3 Terms of Indemnification................................... 25

ARTICLE 12 - MISCELLANEOUS............................................... 26
         12.1 Governing Law.............................................. 26
         12.2 Survival................................................... 26
         12.3 Successors and Assigns..................................... 26
         12.4 Entire Agreement; Amendment................................ 26
         12.5 Notices, etc............................................... 27
         12.6 Delays or Omissions........................................ 28
         12.7 Counterparts............................................... 28
         12.8 Severability............................................... 28
         12.9 No Public Announcement..................................... 28
         12.10 Reasonable Efforts........................................ 28


Schedule 1.1(aa)  -        Purchasers and Nominees
Schedule 1.1(n)   -        Family Members
Schedule 1.1(r)   -        Material Subsidiaries
Schedule 1.1(ag)  -        Share Provisions
Schedule 4.4               - Absence of Certain Changes
Schedule 4.6               - Breaches, Defaults, Required Consents and Filings
Schedule 4.7               - Options, Warrants, Etc.
Schedule 4.8               - Litigation
Schedule 4.10              - Liabilities
Schedule 4.19              - Intellectual Property
Schedule 12.5(a)  -        Notices to Purchasers

                                                             EXHIBIT 3

                       SHARE PURCHASE AND OPTION AGREEMENT

                                  June 12, 1998

HWD2 761564v1

HWD2 761564v1

                                TABLE OF CONTENTS

                                                                          Page

ARTICLE 1 - INTERPRETATION                                                  1
   1.1  Definitions                                                         1
   1.2  Construction                                                        4
   1.3  Schedules                                                           5
ARTICLE 2 - PURCHASE OF PURCHASED SHARES AND GRANT OF OPTION                5
   2.1  Purchase and Sale of Purchased Shares                               5
   2.2  Grant of Option                                                     5
   2.3  Purchase Price                                                      5
   2.4  Allocation of Consideration                                         5
   2.5   Voting Agreement                                                   6
ARTICLE 3 - CLOSING ARRANGEMENTS FOR PURCHASED SHARES                       6
   3.1  Place of Closing                                                    6
   3.2  Delivery of Certificates                                            6
   3.3  Allocation of Purchased Shares and Option                           6
   3.4  Delivery of Option                                                  6
   3.5  Payment of the Purchase Price                                       6
ARTICLE 4 - REPRESENTATIONS, WARRANTIES AND COVENANTS                       6
   4.1  Representations and Warranties of the Vendors                       6
   4.2  Representations and Warranties of the Purchaser                     8
   4.3  Survival of Vendors' Representations and Warranties                10
   4.4  Survival of Purchasers' Representations and Warranties             10
   4.5  Restriction on Transfers                                           10
ARTICLE 5 - COVENANTS OF THE PARTIES PRIOR TO CLOSING                      11
   5.1  Conduct before Closing                                             11
   5.2  Approvals and Consents                                             11
   5.3  Nature and Survival of Covenants                                   12
ARTICLE 6 - CONDITIONS PRECEDENT TO CLOSING                                12
   6.1  The Purchasers' Conditions                                         12
   6.2  The Vendors' Conditions to Closing                                 13
   6.3  Waiver by Purchasers                                               14
   6.4  Waiver by Vendors.                                                 14
ARTICLE 7 - INDEMNIFICATION                                                14
   7.1  Indemnification by Vendors                                         14
   7.2  Indemnification by the Purchaser                                   14
   7.3  Rights Cumulative                                                  15
ARTICLE 8 - TERMINATION                                                    15
   8.1  Termination of Agreement                                           15
   8.2  Obligations Cease                                                  15
ARTICLE 9 - GENERAL                                                        15
   9.1  Public Notice                                                      15
   9.2  Expenses                                                           16
   9.3  Further Assurances                                                 16
   9.4  Time of the Essence                                                16
   9.5  Benefit of the Agreement                                           16
   9.6  Entire Agreement                                                   16
   9.7  Waiver                                                             16
   9.8  Notices                                                            17
   9.9  Assignment                                                         17
   9.10  Severability                                                      18
   9.11  Counterparts                                                      18
   9.12  Governing Law                                                     18
   9.13  Arbitration.                                                      18

Schedule "A"               -        Vendors, Purchasers and Allocations

Schedule "B"               -        Option

Schedule "C"               -        Voting Agreement

                       SHARE PURCHASE AND OPTION AGREEMENT

                  THIS AGREEMENT made the 12th day of June, 1998.

B E T W E E N:

                    Those Persons listed in Schedule "A" to this Agreement under the heading "Purchasers" ------------

                    (collectively, the "Purchasers")

                    - and -

                    Those Persons listed in Schedule "A" to this Agreement under the headings "Share Vendors" and "Option Vendors"

                    (collectively, the "Vendors")


RECITALS:

1. On the Closing Date, the Share Vendors will be the registered and beneficial owners of the Purchased Shares and the Option Vendors will be the registered and beneficial owners of Optioned Shares.

2. The Share Vendors wish to sell to the Purchasers and the Purchasers wish to purchase from the Share Vendors the Purchased Shares as at the Closing Date.

3. The Option Vendors wish to grant to the Purchasers and the Purchasers wish to acquire from the Option Vendors the Option as at the Closing Date.

                  NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

                           ARTICLE 1 - INTERPRETATION

1.1 Definitions. In this Agreement, unless the context otherwise requires:

"affiliate" has the meaning set out in the Securities Act (Ontario).

"Agreement" means this agreement.

"Authority" means any governmental or regulatory authority, body, agency or department, whether federal, provincial, state or municipal.

"Business Day" means everyday except a Saturday, Sunday or a day that is a statutory holiday under the laws of Canada or the Province of Ontario.

"Canadian Securities Laws" means (a) the securities laws of the provinces of Canada and the regulations, rules and policies promulgated thereunder, and (b) the rules, regulations and policies of The Toronto Stock Exchange and the Montreal Exchange.

"Closing" means the completion of the purchase and sale of the Purchased Shares and the granting of the Option contemplated by this Agreement.

"Closing Date" has the meaning set out in the Subscription Agreement.

"Common Shares" means the common shares in the capital of the Corporation.

"Consent" means the consent or approval of any party to a contract with any of the Vendors or the Purchasers to (a) the completion of the transactions contemplated by this Agreement, (b) the execution of this Agreement, and (c) the performance of any terms of this Agreement.

"Corporation" means Cott Corporation, a corporation incorporated under the laws of Canada.

"Escrow  Agreement"  means the  agreement  to be entered into between the Option
Vendors,   the  Purchasers  and  others  to  evidence  the  escrow   arrangement
substantially as set out in Schedule "C" to the Option.

"Expiry Date" means the date upon which the Option expires in accordance with its terms.

"Option" means the non-transferable and non-assignable option, in the form set out in Schedule "B", to purchase all, but not less than all, of the Optioned Shares.

"Option Closing" means the completion of the purchase and sale of the Optioned Shares contemplated by this Agreement.

"Option Closing Date" means the tenth Business Day after the Vendors receive (or are deemed to have received) written notice from the Purchaser of the election to exercise the Option.

"Option Vendors" means those Persons set out in Schedule "A" under the heading "Option Vendors".

"Optioned Shares" means the 5,000,000 Common Shares owned by the Vendors and set out in Schedule "A" under the heading "Optioned Shares", subject to adjustment in accordance with the terms of the Option.

"Permitted Transferee" means,

         (a)      an affiliate of one of the Purchasers;

         (b) a trust, family partnership or other estate planning vehicle, provided that one or more of the Purchasers retains, direct or indirect, control and direction over the transferred securities, or

         (c)      a financial institution, pursuant to a bona fide share pledge;

provided that the transferee unconditionally agrees in writing to be bound by the terms of this Agreement and further provided that the transferor shall in no manner whatsoever be released from its obligations under this Agreement or any Transaction Documents.

"Person"  means  an   individual,   partnership,   unincorporated   association,
organization,   syndicate,   corporation,   trust  and  a   trustee,   executor,
administrator or other legal or personal representative.

"Purchase Price" has the meaning set out in ss.2.3.

"Purchased Shares" means the 10,000,000 Common Shares owned by the Vendors and set out in Schedule "A" under the heading "Purchased Shares".

"Purchasers' Representative" has the meaning set out in the Subscription Agreement.

"Regulatory Approvals" means all necessary approvals, permits, sanctions, rulings, orders or consents from any Authority, stock exchange or self-regulatory organization within or outside of Canada with respect to the transactions contemplated by this Agreement.

"Securities Laws" means the Canadian Securities Laws and the U.S. Securities
Laws.

"Share Vendors" means the Persons set out in Schedule "A" under the heading "Share Vendors".

"Subscription Agreement" means the subscription agreement dated as of the date hereof between the Corporation and the Purchasers.

"Termination Date" means,

         (a)      if the Option is exercised, the Option Closing Date, and

         (b)      if the Option is not exercised, the Expiry Date.

"Time of Closing" means 10:00 a.m. (Toronto time) on the Closing Date or such other time as the Purchasers and the Vendors may agree upon.

"Transaction Documents" means the Voting Agreement, the Option and the Escrow A greement.

"Transfer Agent" means Montreal Trust Company of Canada.

"U.S. Dollar Equivalent" means, in respect of an amount expressed in a currency (the "Foreign Currency Amount") other the United States dollars, at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the exchange rate on that date for the conversion of the foreign currency into United States dollars as reported on the appropriate Reuters Page on such date or, if that exchange rate is not available, the exchange rate on that date for the conversion of that foreign currency into United States dollars as selected by the Auditors of the Corporation, acting reasonably.

"U.S. Securities Laws" means the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, and the regulations and rules promulgated under such acts.

"Vendors" means, collectively, the Share Vendors and the Option Vendors.

"Voting Agreement" has the meaning set out in ss.2.5.

1.2               Construction.  In this Agreement:

         (a) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

         (b) the words "including", "include" and "includes" shall mean "including, without limitation", "include, without limitation" and "includes, without limitation", respectively;

         (c) any reference to a statute means the statute in force as at the date of this Agreement and any regulation in force thereunder;

         (d) the use of headings is for convenience of reference only and shall not affect the construction of this Agreement;

         (e) when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next Business Day;

         (f)      all dollar amounts are expressed in United States dollars;

         (g) any tender of documents or money under this Agreement may be made upon the parties or their respective counsel and money shall be tendered in United States funds by wire transfer to an account designated by the Vendors at least 2 Business Days prior to Closing;

         (h) unless otherwise specifically stated to the contrary, any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be qualified or limited to permit, allow or make exception for the Subscription Agreement, the transactions contemplated thereby and the rights and obligations of the Corporation and the Purchasers thereunder; and

         (i)   where  a  notice,   waiver,  permit,   consent,   direction,
               authorization or instruction is to be provided by or to the Purchasers, such notice, waiver, permit, consent, direction, authorization or instruction may be provided by or to the Purchasers' Representative on behalf of and in the name of each of the Purchasers, and the Purchasers shall be deemed to have authorized and consented thereto. The Purchasers' Representative may resign at any time upon notice to the Vendors and the other Purchasers, in which case all actions must be taken by and all notices must be given to, the Purchasers directly unless and until Purchasers holding a majority in interest of Common Shares then held by all Purchasers shall give notice to the Vendors of a successor Purchasers' Representative, which notice shall be countersigned by the Person so named. 1.3 Schedules. The following schedules attached to this Agreement are deemed to be part of this Agreement:

         Schedule "A"  -   Vendors, Purchasers and Allocations
         Schedule "B"      -        Option
         Schedule "C"      -        Voting Agreement

          ARTICLE 2 - PURCHASE OF PURCHASED SHARES AND GRANT OF OPTION

2.1 Purchase and Sale of Purchased Shares. Subject to the terms and conditions of this Agreement, at the Time of Closing, each of the Share Vendors shall sell to the Purchasers all, and not less than all, of the Purchased Shares set out opposite such Share Vendor's name on Schedule "A", free and clear from all liens, charges and encumbrances, and each of the Purchasers shall purchase all, and not less than all, of such Purchased Shares set out opposite such Purchaser's name on Schedule "A".

2.2 Grant of Option. Subject to the terms and conditions of this Agreement, at the Time of Closing, each of the Option Vendors shall grant to the Purchasers the Option in respect of the Optioned Shares set out opposite such Option Vendor's name on Schedule "A".

2.3 Purchase Price. The aggregate consideration to be paid by the Purchasers for the Purchased Shares and the Option shall be $70,000.000 (the "Purchase Price").

2.4 Allocation of Consideration. The allocation of the Purchase Price between the Purchased Shares and the Option and among the Vendors shall be as set out in Schedule "A" under the heading "Allocation of Purchase Price".

2.5 Voting Agreement. At the Time of Closing, the Vendors (and other holders of Common Shares related to the Vendors) and the Purchasers shall enter into a voting agreement (the "Voting Agreement") in the form set out in Schedule "C".

              ARTICLE 3 - CLOSING ARRANGEMENTS FOR PURCHASED SHARES

3.1 Place of Closing. The Closing shall take place at the offices of Goodman Phillips & Vineberg, 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6 at the Time of Closing or at such other place as may be agreed upon by the Purchasers and the Vendors in writing.

3.2 Delivery of Certificates. Each of the Share Vendors shall, at the Time of Closing, transfer the Purchased Shares set out opposite such Share Vendor's name on Schedule "A" to the Purchasers and deliver to the Purchasers share certificates evidencing such Purchased Shares duly endorsed in blank for transfer or accompanied by irrevocable security transfer powers of attorney duly executed in blank, and shall take such steps as shall be necessary to cause the Corporation to enter the Purchasers upon the register maintained by the Transfer Agent and the books of the Corporation as the holder of such Purchased Shares and to issue share certificates to the Purchasers representing such Purchased Shares.

3.3 Allocation of Purchased Shares and Option. The allocation of the Purchased Shares and Option among the Purchasers shall be as set out in Schedule "A" under the heading "Allocation of Purchased Shares".

3.4 Delivery of Option. Each of the Option Vendors shall, at the Time of Closing, deliver to the Purchasers the duly executed Option in respect of the Optioned Shares set out opposite such Option Vendor's name on Schedule "A".

3.5 Payment of the Purchase Price. The Purchase Price shall be paid and satisfied in money by the Purchasers at the Time of Closing by tendering to each of the Vendors the amount set out in Schedule "A" under the heading "Allocation of Purchase Price".

              ARTICLE 4 - REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 Representations and Warranties of the Vendors. Each of the Vendors severally represents, warrants and covenants to the Purchasers (and acknowledge that the Purchasers are relying on the representations, warranties and covenants in completing the transactions contemplated in this Agreement) that:

               (a) it is duly organized and validly existing under the laws of its jurisdiction of organization;

               (b) it has all necessary power, authority and capacity to enter into this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder, and the execution and delivery of this Agreement and the Transaction Documents to which it is a party and the performance by such Vendor of its obligations hereunder and thereunder has been duly authorized by all necessary action on the part of the Vendor;

               (c) each of this Agreement and the Transaction Documents to which it is a party constitutes (or will constitute prior to Closing) a legal, valid and binding obligation of such Vendor, enforceable against it in accordance with its terms (subject, as to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium and other laws relating to or affecting creditors' rights generally and subject to the availability of equitable remedies). The execution and delivery of this Agreement and the Transaction Documents to which it is a party by such Vendor, the consummation of the transactions contemplated hereby and thereby and the fulfilment by it of the terms of this Agreement and the Transaction Documents to which it is a party will not contravene or violate or result in the breach (with or without the giving of notice or lapse of time or both) or acceleration of any obligations of such Vendor under:

                  (i)      any laws applicable to such Vendor;

                  (ii) any judgment, order, writ, injunction or decree of any court or of any Authority that is presently applicable to such Vendor;

                  (iii) any articles, by-laws, limited partnership agreement or similar governing document applicable to such Vendor; or

                  (iv) the provisions of any material agreement, arrangement or understanding to which such Vendor is a party or by which such Vendor is bound;

               (d) if the Vendor is a Share Vendor, it is, or will be at the Closing Time, the sole legal and beneficial owners of the Purchased Shares set out opposite its name on Schedule "A", free and clear of any liens, charges, encumbrances or rights of others (other than the rights of the Purchaser under this Agreement and the Transaction Documents). There is no contract, option or other right binding upon, or which at any time in the future may become binding upon, such Share Vendor to sell, transfer, assign, pledge, charge, mortgage or, in any other way, dispose of or encumber any of the Purchased Shares set out opposite its name on Schedule "A", other than pursuant to this Agreement. Such Share Vendor has not acquired any of the Purchased Shares set out opposite its name on Schedule "A" from another party in order that they may be sold to the Purchasers in reliance upon the private agreement exemption from the takeover bid requirements under any applicable Securities Laws;

               (e) if the Vendor is an Option Vendor, it is, or will be at the Option Closing Time, the sole legal and beneficial owners of the Optioned Shares set out opposite its name on Schedule "A", free and clear of any liens, charges, encumbrances or rights of others (other than the rights of the Purchaser under this Agreement). There is no contract, option or other right binding upon, or which at any time in the future may become binding upon, such Option Vendor to sell, transfer, assign, pledge, charge, mortgage or, in any other way, dispose of or encumber any of the Optioned Shares set out opposite its name on Schedule "A", other than pursuant to this Agreement. Such Option Vendor has not acquired any of the Optioned Shares from another party in order that they may be sold to the Purchasers in reliance upon the private agreement exemption from the takeover bid requirements under any applicable Securities Laws;

         (f) other than any Consent or Regulatory Approval expressly referred to in the Subscription Agreement, no Consent or Regulatory Approval is required to be obtained by such Vendor prior to, as a condition of or to effect the consummation of the transactions contemplated in this Agreement; and

         (g) neither it, its affiliates or any Person acting on its behalf has solicited any offer to buy or offer to sell any Common Shares by means of any form of general solicitation or general advertising or in any manner involving a public offering within the meaning of the Securities Laws that would require the registration of such Common Shares under the Securities Laws.

4.2 Representations and Warranties of the Purchaser. Each of the Purchasers hereby severally represents and warrants to the Vendors (and acknowledges that the Vendors are relying on the representations and warranties in completing the transactions contemplated hereby) that:

         (a) as to each Purchaser that is not an individual, such Purchaser is duly organized and validly existing under the laws of its jurisdiction of organization;

         (b) as to each Purchaser that is not an individual, such Purchaser has all necessary power, authority and capacity to enter into this Agreement and the Transaction Documents and to perform its obligations hereunder and thereunder and the execution and delivery of this Agreement and the Transaction Documents and the performance by such Purchaser of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of the Purchaser;

          (c)  each  of  this  Agreement  and  the  Transaction   Documents
               constitutes (or will constitute prior to Closing) a legal, valid and binding obligation of each of the Purchasers, enforceable against the Purchasers in accordance with its terms (subject, as to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium and other laws relating to or affecting creditors' rights generally and subject to the availability of equitable remedies). The execution and delivery of this Agreement and the Transaction Documents by each of the Purchasers, the consummation of the transactions contemplated hereby and thereby and the fulfilment by the Purchasers of the terms of this Agreement and the Transaction Documents will not contravene or violate or result in the breach (with or without the giving of notice or lapse of time or both) or acceleration of any obligations of any of the Purchasers under:

                  (i)      any laws applicable to any of the Purchasers;

                  (ii) any judgement, order, writ, injunction or decree of any court or of any Authority which is presently applicable to any of the Purchasers;

                  (iii) the certificate of limited partnership, partnership agreement or similar governing document of any of the Purchasers that is not an individual;

                  (iv) the provisions of any material agreement, arrangement or understanding to which any of the Purchasers is a party or by which it is bound;

         (d) except for PaineWebber Incorporated, none of the Purchasers has engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, there is no commission, fee or other remuneration payable to any other broker or agent who purports or may purport to have acted for any of the Purchasers;

         (e) other than any Consent or Regulatory Approval expressly referred to in the Subscription Agreement, no Consent or Regulatory Approval is required to be obtained prior to, as a condition of or to effect the consummation of the transactions contemplated in this Agreement;

         (f) each of the Purchasers is acquiring the Purchased Shares and the Option for investment for its own account, and not with a view to any distribution thereof. Each of the Purchasers understands that the Purchased Shares and the Option have not been registered under the Securities Laws by reason of specific exemptions therefrom which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser's representations as expressed herein;

         (g) each of the Purchaser's financial condition and investments are such that it is in a position to hold the Purchased Shares and the Option for an indefinite period, bear the economic risk of the investment and to withstand the complete loss of the investment. Each of the Purchasers has extensive knowledge and experience in financial and business matters and has the capability to evaluate the merits and risks of the Purchased Shares and the Option. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended;

         (h) each of the Purchasers acknowledges that the Purchased Shares and the Option must be held as required by the Securities Laws unless subsequently registered or otherwise qualified for sale under any applicable Securities Laws or unless exemptions from such registrations or qualification are available.

4.3 Survival of Vendors' Representations and Warranties. The representations and warranties of the Vendors contained in this Agreement or in any document or certificate given pursuant to this Agreement shall survive the Closing and the Option Closing for the benefit of the Purchasers as follows:

         (a) as to the representations and warranties contained inss. 4.1(d), indefinitely; and

         (b) as to the representations and warranties contained inss 4.1(e), if the Option is not exercised, until the Expiry Time and, if the Option is exercised, indefinitely; and

         (c)      as to all other matters,

                  (i) if the Option is not exercised, for a period of one year, and

                  (ii)  if the Option is exercised, for a period of one year from the Option Closing Date,

                  unless a bona fide notice of a claim shall have been given in writing before the expiry of that period, in which case the representation or warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

4.4 Survival of Purchasers' Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement or any document or certificate given pursuant to this Agreement shall survive the Closing and the Option Closing for the benefit of the Vendors as follows:

         (a)      if the Option is not exercised, for a period of one year; and

         (b) if the Option is exercised, for a period of one year from the Option Closing Date,

unless a bona fide notice of claim shall have been made in writing before the expiry of that period, in which case the representation or warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

4.5 Restriction on Transfers. For a period commencing on the Closing Date and continuing through to the first anniversary of the Closing Date, each of the Purchasers will not (and will cause its affiliates not to) sell, transfer or assign beneficial ownership or control or direction over any Purchased Shares or Optioned Shares that it holds, directly or indirectly, except to a Permitted Transferee. Notwithstanding the foregoing, the Purchasers may sell any Purchased Shares or Optioned Shares in a transaction described in ss.8.1(I)(d) of the Subscription Agreement.

4.6 Designation of Vendors. Granite Street Corporation and Stollark Investments Ltd. jointly agree to designate the (direct and indirect) wholly owned subsidiaries referred to in Schedule "A" as soon as practical (but in any event prior to the Closing Date and to cause such subsidiaries to become parties to this Agreement.


4.7 Accommodation for Tax Planning. The Purchasers acknowledge that the Vendors are investigating planning opportunities with a view to the sale of the Purchased Shares and the Option Shares in a manner that is as tax advantageous to the Vendors, or any of them, as possible. The Purchasers agree to consider reasonably any proposals made by, and to cooperate with, the Vendors, or any of them, in this regard, including, without limitation, amending this Agreement as long as the Purchasers determine in their sole discretion, acting reasonably, that they are not disadvantaged or prejudiced thereby in any respect, including without limitation, with respect to the Purchasers' tax position or their ability to obtain liquidity with respect to securities acquired by them from the Vendors.

              ARTICLE 5 - COVENANTS OF THE PARTIES PRIOR TO CLOSING

5.1 Conduct before Closing. Except as otherwise contemplated or permitted by this Agreement, during the period from the date of this Agreement until the Termination Date, each of the Vendors:

         (a) shall give notice to the Purchasers of any potential material default or breaches of representations, warranties or covenants of such Vendor, or any other material matter which may affect the Purchased Shares or the Optioned Shares set out opposite such Vendor's name on Schedule "A", forthwith upon becoming aware of such matters; and

         (b) shall not, and shall not have discussions, negotiations or dealings with any Person to, encumber, sell, assign or in any way transfer ownership of, or control or direction over, directly or indirectly, the Purchased Shares or the Optioned Shares set out opposite such Vendor's name on Schedule "A" or any rights or interests (voting or otherwise) therein.

5.2 Approvals and Consents. The Vendors and the Purchasers shall forthwith use their reasonable commercial efforts to obtain as of the Time of Closing all Consents and Regulatory Approvals and all other consents and approvals of all other Persons, if any, which are required in connection with the completion of the transactions contemplated by this Agreement, the execution of this Agreement or the performance of any of the terms of this Agreement.

5.3 Nature and Survival of Covenants. Except as otherwise provided in this Agreement, the covenants of each of the Vendors and the Purchasers, as the case may be, set forth in this Agreement shall survive the Closing and the Option Closing and shall continue in full force and effect for the benefit of the Purchasers and the Vendors, as the case may be, indefinitely.

                   ARTICLE 6 - CONDITIONS PRECEDENT TO CLOSING

6.1 The Purchasers' Conditions to Closing. The obligation of the Purchasers to complete the purchase of the Purchased Shares and the Option under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Time of Closing, each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchasers):

         (a) the transactions contemplated by the Subscription Agreement shall have been, or will contemporaneously with the Closing be, completed;

         (b) all representations and warranties of the Vendors made in or pursuant to this Agreement shall be true and correct with the same force and effect as if made at and as of the Time of Closing;

         (c) the Vendors shall have performed or complied with, in all material respects, all of their obligations in this Agreement which are to be performed or complied with by the Vendors at or prior to the Time of Closing;

         (d) all documentation relating to the due authorization and completion of the purchase and sale of the Purchased Shares, the Option and all actions and proceedings taken on or prior to the Closing Date in connection with the performance by the Vendors of their obligations under this Agreement shall be satisfactory to the Purchasers and their counsel, acting reasonably, and the Purchasers shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form and substance satisfactory to the Purchasers and their counsel, acting reasonably;

         (e) the Vendors shall have delivered to the Purchasers an opinion of counsel to each of the Vendors in form and substance acceptable to the Purchasers, acting reasonably;

         (f) all Regulatory Approvals, Consents and other approvals and consents from any Persons required in connection with the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement or the performance of any of the terms and conditions of this Agreement shall have been obtained and complied with on or before the Time of Closing; and

         (g) no action or proceeding shall be pending or threatened by any Authority or any other Person (including a party hereto) to restrain or prohibit the completion of the transactions contemplated by this Agreement.

6.2 The Vendors' Conditions to Closing. The obligation of the Vendors to complete the sale of the Purchased Shares and the Option under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Time of Closing, of each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Vendors):

         (a) the Subscription Agreement and the transactions contemplated thereby shall not, without the Vendors' consent in writing, be altered or amended;

         (b) all material terms and conditions in the Subscription Agreement shall have been satisfied or, with the Vendors' consent, in writing, waived;

         (c)      the  transactions  contemplated by the  Subscription
                  Agreement shall have been, or will contemporaneously with the Closing be, completed;

         (d) all representations and warranties that the Purchasers made in or pursuant to this Agreement shall be true and correct with the same force and effect as if made at and as of the Time of Closing;

         (e) the Purchasers shall have performed or complied with, in all material respects, all of their obligations in this Agreement which are to be performed or complied with by the Purchaser at or prior to the Time of Closing;

         (f) all documentation relating to the due authorization and completion of the purchase and sale of the Purchased Shares and all actions and proceedings taken on or prior to the Closing Date in connection with the performance by the Purchasers of their obligations under this Agreement shall be satisfactory to the Vendors and their counsel, acting reasonably, and the Vendors shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form and substance satisfactory to the Vendors and their counsel, acting reasonably;

         (g) all Regulatory Approvals, Consents and other approvals and consents from any Persons required in connection with the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement or the performance of any of the terms and conditions hereof shall have been obtained and complied with on or before the Time of Closing; and

         (h) no action or proceeding shall be pending or threatened by any Authority or any other Person (including a party hereto) to restrain or prohibit the completion of the transactions contemplated by this Agreement.

6.3 Waiver by Purchasers. If any of the conditions set forth in ss.6.1 have not been fulfilled, performed or satisfied at or prior to the Closing, the Purchasers may, by written notice to the Vendors terminate all of their obligations relating to the Closing, and the Purchasers shall be released from such obligations under this Agreement. Any of such conditions may be waived in whole or in part by the Purchasers by instrument in writing given to the Vendors without prejudice to any of the Purchasers' rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the transactions of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant.

6.4 Waiver by Vendors. If any of the conditions set forth in ss.6.2 have not been fulfilled, performed or satisfied at or prior to the Closing, the Vendors may, by written notice to the Purchasers, terminate all of their obligations relating to the Closing, and the Vendors shall be released from all such obligations under this Agreement. Any of such conditions may be waived in whole or in part by the Vendors by instrument in writing to the Purchasers, without prejudice to any of the Vendors' rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to their right to complete the transactions of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant.

                           ARTICLE 7 - INDEMNIFICATION

7.1 Indemnification by Vendors. Each Vendor (acting severally) covenants and agrees with the Purchasers to indemnify and save harmless the Purchasers from and against any claim, demand, action, cause of action, damage, loss (excluding lost profits), cost, liability or expense (including professional fees and disbursements) which may be made or brought against the Purchasers or which it may suffer or incur in respect of, as a result of, or arising out of:

         (a) any nonfulfillment of any covenant or agreement on the part of such Vendor contained in this Agreement or any document or certificate given pursuant to this Agreement; or

         (b) any inaccuracy in or breach of any representation or warranty of such Vendor contained in this Agreement or any document or certificate given pursuant to this Agreement.

7.2 Indemnification by the Purchaser. Each Purchaser (acting severally) covenants and agrees with the Vendors to indemnify and save harmless the Vendors, from and against any claim, demand, action, cause of action, damage, loss (excluding loss of profits), costs, liability or expense (including professional fees and disbursements) which may be made or brought against the Vendors, or one or more of them, or which they or one or more of them may suffer or incur in respect of, as a result of, or arising out of:

         (a) any nonfulfillment of any covenant or agreement on the part of such Purchaser under this Agreement or any document or certificate given pursuant to this Agreement; or

         (b) any inaccuracy in or breach of any of such Purchaser's representations or warranties contained in this Agreement or any document or certificate given pursuant to this Agreement.

7.3 Rights Cumulative. The rights of indemnification contained in this Article 7 are cumulative and are in addition to every other right or remedy of the parties contained in this Agreement or otherwise.

                             ARTICLE 8 - TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated, at any time prior to the Closing Date, by the Purchasers or the Vendors if:

         (a)      all the parties to this Agreement mutually agree in writing;

         (b) by the Purchasers if a condition contained in ss.6.1 has not been complied with or waived as at the Closing Date or by the Vendors if a condition contained in ss.6.2 has not been complied with on waiver as at the Closing Date; provided, however, that the right to terminate this Agreement under this ss.8.1(b) shall not be available to any party whose failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

         (c)      the Subscription Agreement is terminated.

8.2 Obligations Cease. In the event that this Agreement shall be terminated pursuant to this Article 8, all further obligations of the parties under this Agreement (other than the obligations set forth in Article 7) shall be terminated without further liability of any party to any other party, provided that nothing herein shall relieve any party from liability for its wilful breach of this Agreement.

                               ARTICLE 9 - GENERAL

9.1 Public Notice. Except as may be required by the Securities Laws, no public disclosure of any kind shall be made or permitted in respect of the subject matter of this Agreement by any party without consultation with and the consent of the other parties (such consent not to be unreasonably withheld or delayed). If a party is required by the Securities Laws to disclose any such information, such party shall provide the other parties with a reasonable opportunity to comment on the form of such disclosure before it is actually disclosed.

9.2 Expenses. Except as otherwise provided in this Agreement, each party shall be responsible for its own fees, expenses and other costs incurred in connection with the transactions contemplated by this Agreement.

9.3 Further Assurances. The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions, whether before or after the Closing.

9.4 Time of the Essence. Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

9.5 Benefit of the Agreement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

9.6 Entire Agreement. With respect to the subject matter of this Agreement, this Agreement supersedes all prior understandings and communications between the parties or any of them, oral or written, and constitutes the entire agreement between the parties. Each party acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by the Purchasers and the Vendors.

9.7 Waiver. The failure of any party to enforce at any time any of the provisions of this Agreement or any of its rights in respect thereto or to insist upon strict adherence to any term of this Agreement shall not be considered to be a waiver of such provision, right or term or in any way to affect the validity of this Agreement or deprive the applicable party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. The exercise by any party of any of its rights provided by this Agreement shall not preclude or prejudice such party from exercising any other right it may have under this Agreement, notwithstanding any previous action or proceeding taken by it hereunder. Any waiver by any party of the performance of any of the provisions of this Agreement shall be effective only if in writing and signed by such party.

9.8 Notices. All payments and communications which may be or are required to be given by any party to any other party, shall be in writing and (a) delivered personally, (b) sent by prepaid courier service or mail, or (c) sent by telecopier or other similar means of electronic communication to the parties at their following respective addresses:

         For the Purchasers:

                  c/o Thomas H. Lee Company
                  75 State Street
                  Boston, MA 02108

                  Attention:  Thomas M. Hagerty

                  Telecopier: (617) 227-3514

         with a copy to:

                  Hutchins, Wheeler & Dittmar
                  A Professional Corporation
                  101 Federal Street
                  Boston, MA 02110

                  Attention:        James Westra

                  Telecopier:  (617) 951-1295

         For the Vendors:

                  c/o Goodman Phillips & Vineberg
                  250 Yonge Street, Suite 2400
                  Toronto, Ontario

                  M5B 2M6

                  Attention:  Stephen H. Halperin

                  Telecopier:  (416) 979-2211

Any such notice so given shall be deemed conclusively to have been given and received (a) when so personally delivered or delivered by courier, (b) on the day on which delivery is confirmed if sent by telecopier or other electronic communication and (c) on the fifth day following the sending thereof by mail. Any party may from time to time change its address hereinbefore set forth by notice to the other parties in accordance with this section.

9.9 Assignment. Neither this Agreement nor any rights or obligations hereunder shall be assignable by any party without the prior written consent of each of the other parties; provided that each of the parties shall be entitled to assign its rights (but not its obligations) under this Agreement to an affiliate or affiliates or, in the case of the Purchasers, such other Persons set out on Schedule "A" to the Subscription Agreement. Any assignment without such consent shall be null and void.

9.10 Severability. If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby but shall continue to be valid and enforceable to the fullest extent permitted by law.

9.11 Counterparts. This Agreement may be executed by the parties in separate counterparts (by original or facsimile signature) each of which when so executed and delivered shall be an original, but all of which, when taken together, shall together constitute one and the same instrument. This Agreement shall not be binding upon any party until it has been executed by each of the parties and delivered to all other parties.

9.12 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario (without giving effect to the conflict of laws rules thereof) and the laws of Canada applicable therein. The parties agree that the courts of the Province of Ontario shall have non-exclusive jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party does hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

9.13 Arbitration. Any controversy or claim arising out or relating to this Agreement shall be settled by arbitration in accordance with the procedures of the Commercial Arbitrations Act (Ontario).

                  [remainder of page intentionally left blank]

                  IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement on the date first above written.

                                            GRANITE STREET CORPORATION

                                            By:    /s/Robert Campbell
                                                   ------------------
                                                   Name:
                                                   Title:

                                            STOLLARK INVESTMENTS LTD.

                                            By:    /s/Nancy Pencer
                                                   ---------------
                                                   Name:
                                                   Title:

                                            151797 CANADA INC.

                                            By:    Samuel Pencer
                                                   -------------
                                                   Name:
                                                   Title:

                                            151793 CANADA INC.

                                            By:    /s/William Pencer
                                                   -----------------
                                                   Name:
                                                   Title:

                                            PENBRO LIMITED PARTNERSHIP

                                            By: 973359 ONTARIO LIMITED,
                                                its General Partner

                                            By:    /s/Nancy Pencer
                                                   ---------------
                                                   Name:
                                                   Title:

                                            THOMAS H. LEE EQUITY FUND IV, L.P.

                                            By:    THL EQUITY ADVISORS IV, LLC,
                                                   its General Partner


                                            By:    /s/C. Hunter Boll
                                                   -----------------
                                                   Name:
                                                   Title:

                                            THOMAS H. LEE FOREIGN FUND IV, L.P.

                                            By:    THL EQUITY ADVISORS IV, LLC,
                                                   its General Partner


                                            By:    /s/C. Hunter Boll
                                                   -----------------
                                                   Name:
                                                   Title:

                                  Schedule "A"

                       Vendors, Purchasers and Allocations

                                  Share Vendors


Share Vendor                             Number of Purchased Shares            Allocation of Purchase Price

---------------------------------------- ------------------------------------- -------------------------------------
Such (direct or indirect) wholly-owned   6,080,000                             41,040,000
subsidiaries as are designated, in
writing, by Granite Street Corporation
or Stollark Investments Ltd.
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
151797 Canada Inc.                       1,882,000                             12,703,500
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
151793 Canada Inc.                       2,038,000                             13,756,500
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
Total                                    10,000,000                            67,500,000
---------------------------------------- ------------------------------------- -------------------------------------

Option Vendors

---------------------------------------- ------------------------------------- -------------------------------------
Option Vendor                            Number of Optioned Shares             Allocation of Purchase Price

---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
Such (direct or indirect) wholly-owned   2,240,000                             1,120,000
subsidiaries as are designated, in
writing, by Granite Street Corporation
or Stollark Investments Ltd.
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
Penbro Limited Partnership               2,400,000                             1,200,000
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
151797 Canada Inc.                          141,000                               70,500
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
151793 Canada Inc.                          219,000                               109,500
---------------------------------------- ------------------------------------- -------------------------------------
---------------------------------------- ------------------------------------- -------------------------------------
Total                                    5,000,000                             2,500,000
---------------------------------------- ------------------------------------- -------------------------------------

Purchasers

------------------------------------ ----------------------------------------- -------------------------------------
Purchaser                            Allocation of Purchased Shares            Allocation of Optioned Shares

------------------------------------ ----------------------------------------- -------------------------------------
------------------------------------ ----------------------------------------- -------------------------------------
Thomas H. Lee Equity Fund IV, L.P.
------------------------------------ ----------------------------------------- -------------------------------------
------------------------------------ ----------------------------------------- -------------------------------------
Thomas H. Lee Foreign Fund IV, L.P.
------------------------------------ ----------------------------------------- -------------------------------------
------------------------------------ ----------------------------------------- -------------------------------------
Total                                10,000,000                                5,000,000
------------------------------------ ----------------------------------------- -------------------------------------


                                                               EXHIBIT 4

                                VOTING AGREEMENT

         THIS AGREEMENT made the 7th day of July, 1998.

BETWEEN:

               The Persons Listed on Schedule "A" hereto under the heading "Family Shareholders"
               (the "Family Shareholders")

                                      -and-

               The Persons Listed on Schedule "A" hereto under the heading "Investors"

              (the "Investors")

RECITALS:

A. The Investors have today acquired 10,000,000 common shares in the capital of Cott Corporation (the "Corporation") from certain of the Family Shareholders, and certain of the Family Shareholders have granted to the Investors an option (the "Option") to purchase an additional 5,000,000 (the "Option Shares") in the capital of the Corporation.

B. The Investors have today acquired from the Corporation 4,000,000 voting preferred shares in the capital of the Corporation.

C. After giving effect to the foregoing acquisitions, the Investors currently hold 14,000,000 voting shares in the capital of the Corporation, and the Family Shareholders collectively hold approximately 7,422,000 common shares in the capital of the Corporation (including the Option Shares) (the "Family Shares"), which Family Shares represent approximately all of the shares in the capital of the Corporation held by the Family Shareholders.

D. The parties have agreed to vote all of the voting shares held by any of them in the capital of the Corporation (the "Voting
     Shares") in the manner hereinafter described.

         NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

         Subject to paragraphs 2 and 3, the parties agree that they will vote the Voting Shares (including any voting shares in the capital of the Corporation hereafter acquired by any of them) from time to time held by them throughout the term of this agreement in the manner directed from time to time by the Investors.

For so long as the Family Shareholders collectively own at least that number of common shares of the Corporation which constitutes the lesser of 3,200,000 common shares or 5% of the number of common shares then outstanding (on an undiluted basis), the Investors agree to vote all Voting Shares from time to time held, or over which voting control is exercised, by them (including, for greater certainty, the Family Shares) for the election to the board of directors of the Corporation of one nominee of the Family Shareholders, and to use their reasonable efforts to cause a vacancy created by such nominee ceasing to be a director of the Corporation to be filled by another nominee of the Family Shareholders (which reasonable efforts shall not include the calling of a shareholders' meeting).

Notwithstanding paragraph 1 hereof, if and for so long as the Investors are, or form part of a group which is, the "beneficial owners" (as defined in Rule 13
(d) - 3 under the United States Securities Exchange Act of 1934) of more than 35% of the total voting power of the total outstanding voting stock of the Corporation on a fully diluted basis, votes attaching to that number of Option Shares and, to the extent necessary, other shares owned by the Family Shareholders (the "Free Shares") as shall represent the excess voting power over 35% of the total outstanding voting stock of the Corporation, shall be exercised by the registered owner thereof without regard to the direction of the Investors or otherwise to this agreement.

Nothing in this agreement shall in any way limit or restrict the ability of the Family Shareholders to sell or otherwise deal with Free Shares from time to time owned by them, and any Free Shares which cease to be owned by the Family Shareholders shall cease to be subject to this agreement.

This agreement shall terminate on the first to occur of:

a sale or other arm's length disposition by the Investors of all or substantially all of the Voting Shares held by them;

a sale or other arm's length disposition by the Family Shareholders of all or substantially all of the Voting Shares (including the Option Shares) held by them; and

the expiry of the Option if not theretofore exercised.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

              IN WITNESS WHEREOF the undersigned has caused the foregoing agreement to be executed as of the date first above written.

GRANITE LB LIMITED                                           STOLLARK INVESTMENTS LTD.
Per:                                                         Per:
/s/Robert Campbell                                           /s/Nancy Pencer
-----------------------------------------------------        ---------------
Title:                                                       Title:
151797 CANADA INC.                                           151793 CANADA INC.
Per:                                                         Per:
/s/Samuel Pencer                                             /s/William Pencer
--------------------------------------------                 -----------------
Title:                                                       Title:
PENBRO LIMITED PARTNERSHIP                                   THOMAS H. LEE EQUITY FUND IV, L.P.
By:   973359 ONTARIO LIMITED, its General Partner            By:   THL EQUITY ADVISORS IV, LLC, its General Partner
By: /s/Nancy Pencer                                          By: /s/C. Hunter Boll
    -------------------------------------------------            -----------------
      Name:                                                        Name:
      Title:                                                       Title:
THOMAS H. LEE FOREIGN FUND IV, L.P.                          THOMAS H. LEE COMPANY
By:   THL EQUITY ADVISORS IV, LLC, its General Partner
  By: /s/C. Hunter Boll

      Name:                                                    By: /s/C. Hunter Boll
                                                                   -----------------
      Title:                                                       Name:
                                                                   Title:

                                                                  EXHIBIT 5

                             STOCKHOLDERS' AGREEMENT

         This Stockholders' Agreement (this "Agreement") is entered into as of the 7th day of July 1998, by and among those persons listed as Lee Group Stockholders on the signature pages hereof (the "Lee Group Stockholders"), and those persons listed as the Paine Webber Stockholders on the signature pages hereof (the "Paine Webber Stockholders" and together with the Lee Group Stockholders, the "Stockholders").

         In consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                                    ARTICLE I

                                   Definitions

         For the purposes of this Agreement, the following terms shall be defined as follows:

         Affiliate. An "Affiliate" of a specified person, corporation or other entity shall mean a person, corporation or other entity which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the corporation or other entity specified and when used with respect to the Company or any Subsidiary of the Company, shall include any holder of at least 5% of the capital stock, or any officer or director, of the Company.

         Common Stock. "Common Stock" shall mean the Company's common stock that the Company may be authorized to issue from time to time, any other securities of the Company into which such Common Stock may hereafter be changed or for which such Common Stock may be exchanged after giving effect to the terms of such change or exchange (by way of reorganization, recapitalization, merger, consolidation or otherwise) and shall also include any common stock of the Company hereafter authorized and any capital stock of the Company of any other class hereafter authorized which is not preferred as to dividends or distribution of assets in liquidation over any other class of capital stock of the Company and which has ordinary voting power for the election of directors of the Company.

     Company. The "Company" shall mean Cott Corporation, a corporation continued under the laws of Canada, and its successors and assigns.

     Exchange Act. The "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     Person. "Person" means an individual, corporation, partnership, trust, or unincorporated association, or a government or any agency or political subdivision thereof.

         Preferred Stock. "Preferred Stock" shall mean the Company's Convertible Participating Voting Second Preferred Shares Series I, that the Company may be authorized to issue from time to time, any other securities of the Company into which such Preferred Stock may hereafter be changed or for which such Preferred Stock may be exchanged after giving effect to the terms of such change or exchange (by way of reorganization, recapitalization, merger, consolidation or otherwise) and shall also include any preferred stock of the Company hereafter authorized.

         Rule 144 Transaction. "Rule 144 Transaction" means a transfer of Shares
(A) complying with Rule 144 under the Securities Act as such Rule or a successor thereto is in effect on the date of such transfer (but not including a sale other than pursuant to a "brokers transaction" as defined in clauses (i) and
(ii) of paragraph (g) of Rule 144 as in effect on the date hereof) and (B) occurring at a time when Shares are registered pursuant to Section 12 of the Exchange Act.

     Securities Act. The "Securities Act" shall mean the Securities Act of 1933, as amended.

         Shares. "Shares" shall mean all (i) shares of Common Stock held by Stockholders from time to time, (ii) shares of Preferred Stock held by Stockholders from time to time and (iii) securities of the Company issued in exchange for, upon reclassification of, or as a distribution in respect of, any of the foregoing.

     Third Party. "Third Party" shall mean any person other than the Company.


         Transfer. "Transfer" shall mean to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of, directly or indirectly and whether or not by operation of law or for value, any Shares.

     Voting Shares. "Voting Shares" shall mean all of the voting shares held by any Paine Webber Stockholder in the capital of the Company.

                                   ARTICLE II

                            Covenants and Conditions

         2.1 Restrictions on Transfers; Right of First Refusal. Except as otherwise provided or permitted in Section 2.3, no Paine Webber Stockholder may Transfer all or any part of the shares of Common Stock or Preferred Stock of the Company owned by any of them to anyone for a period of ten (10) years following the execution date of this Agreement. After the expiration of such ten year period, no Paine Webber Stockholder may Transfer all or any part of the Shares owned by any of them except in accordance with the following procedures:

                  (a) If at any time a Paine Webber Stockholder (each, an "Offeror") desires to Transfer Shares, such Offeror shall give notice of such offer (the "Transfer Notice") to the Lee Group Stockholders. The Transfer Notice shall state the terms and conditions of such offer, including the name of the prospective purchaser, the proposed purchase price per share of such Shares (the "Offer Price"), payment terms (including a description of any proposed non-cash consideration), the type of disposition and the number of such Shares to be transferred ("Offered Shares"). The Transfer Notice shall further state (i) that the Lee Group Stockholders or their designee may acquire, in accordance with the provisions of this Agreement, any of the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein, and (ii) that the Lee Group Stockholders or their designee may not purchase any of such Offered Shares unless the Lee Group Stockholders or their designee purchase all of such Offered Shares.

                  (b) For a period of thirty (30) business days after receipt of the Transfer Notice (the "Option Period"), the Lee Group Stockholders or their designee may, by notice in writing to the Offeror delivering such Transfer Notice, elect in writing to purchase all, but not less than all, of the Offered Shares at the Offer Price. The closing of the purchase of Offered Shares pursuant to Section 2.1(b), shall take place at the principal office of the Company on the tenth (10th) day after the expiration of the Option Period. At such Closing, the Lee Group Stockholders or their designee shall deliver to the Offeror against delivery of certificates duly endorsed and stock powers representing the Offered Shares being acquired by the Lee Group Stockholders or their designee, the Offer Price, on the same terms as set forth in the Transfer Notice (including any non-cash consideration described therein), payable in respect of the Offered Shares being purchased by the Lee Group Stockholders or their designee. All of the foregoing deliveries will be deemed to be made simultaneously and none shall be deemed completed until all have been completed.

                  (c) If the Lee Group Stockholders or their designee do not elect to purchase all of the Offered Shares, all, but not less than all, of the Offered Shares may be Transferred, but only at the Offer Price and upon the same terms set forth in the Transfer Notice, within ninety (90) days after expiration of the Option Period, after which, if the Offered Shares have not been Transferred, all restrictions contained herein shall again be in full force and effect.

                  (d) Five (5) days after the closing of the purchase of any Offered Shares pursuant to Section 2.1(c) hereof (the "Closing"), the Offeror shall notify the Company of the disposition of the Offered Shares, including the name of each purchaser and the number of shares bought by each purchaser. The Closing shall take place no later than ninety (90) days after the expiration of the Option Period.

                  (e) Any Transfer of Shares pursuant to this Section 2.1 shall remain subject to this Agreement and each intended transferee pursuant to this Section shall execute and deliver to the Company a counterpart of this Agreement, which shall evidence such transferee's agreement that the Shares intended to be transferred shall continue to be subject to this Agreement and that as to such Shares the transferee shall be bound by the restrictions of this Agreement as a Stockholder hereunder.

                  (f) Any Paine Webber Stockholder who is the subject of an Involuntary Transfer (as defined below) (the "Transferring Stockholder"), shall notify the Lee Group Stockholders in writing within ten (10) days of such Involuntary Transfer but the failure to give such notice shall not affect the rights of the parties hereunder. Upon the Lee Group Stockholders receipt of such notice, the Lee Group Stockholders shall treat the Involuntary Transfer as an offer under this Section 2.1. The Lee Group Stockholders shall act upon the deemed offer under this Section within the time periods and following the applicable procedures set forth in this Section 2.1, with the date of the deemed offer being the later of the date of the Lee Group Stockholders receipt of written notice setting forth the existence of such an Involuntary Transfer and the date of such Involuntary Transfer, such later date being the date of notification for the purpose of
         Section 2.1.

                  (g) The purchase price for the Shares being transferred as a result of an Involuntary Transfer under Sections 2.1(f) shall be fair market value, as fair market value is agreed to by the Lee Group Stockholders and the transferee in each such Involuntary Transfer, or if no such agreement is reached, as determined by an independent appraiser selected by the Lee Group Stockholders and reasonably acceptable to the transferee in such Involuntary Transfer. All costs of any appraisal under this Section 2.1(g) shall be paid by the Paine Webber Stockholders.

                  (h) For purposes of this Agreement, the term "Involuntary Transfer" shall mean any involuntary sale, transfer, encumbrance or other disposition by or in which any Paine Webber Stockholder shall be deprived or divested of any right, title or interest in or to any Shares, including without limitation, any levy of execution, transfer in connection with bankruptcy, reorganization, insolvency or similar proceedings or any transfer to a public officer or agency pursuant to any abandoned property or escheat law. A Transfer pursuant to Section
         2.2 hereof shall not be deemed to be an Involuntary Transfer.

         2.2 Come Along. Except as provided in Section 2.2(c) hereof, and only after ten (10) years from the date hereof, no Paine Webber Stockholder shall Transfer any shares of Common Stock or Preferred Stock of the Company to a Third Party without complying with the terms and conditions set forth in Section 2.2(a) and 2.2(b) below; provided, however, that this Section 2.2 shall not in any way limit or affect the restrictions of Section 2.1.

                  (a) Any Paine Webber Stockholder, when desiring to Transfer Shares (the "Transferor"), shall give not less than seven (7) days prior written notice of such intended Transfer to the Lee Group Stockholders. Such notice (the "Participation Notice") shall set forth the terms and conditions of such proposed Transfer, including the name of the prospective transferee, the number of Shares proposed to be transferred (the "Participation Securities") by the Transferor, the purchase price per share proposed to be paid therefor and the payment terms and type of transfer to be effectuated. Within fifteen (15) days following the delivery of the Participation Notice by the Transferor to the Lee Group Stockholders, each Lee Group Stockholder, including the permitted transferees of each Lee Group Stockholder desiring to participate in such proposed Transfer (each, a "Participating Offeree") shall, by notice in writing to the Transferor, have the opportunity and right to sell to the purchasers in such proposed Transfer (upon the same terms and conditions as the Transferor) up to that number of Shares owned by such Participating Offeree as shall equal the product of (i) a fraction, the numerator of which is the number of Shares owned by such Participating Offeree as of the date of such proposed Transfer and the denominator of which is the number of Shares actually owned as of the date of such Participation Notice by the Transferor and by all Participating Offerees multiplied by (ii) the number of Participation Securities. The amount of Participation Securities to be sold by the Transferor shall be reduced to the extent necessary to provide for such sales of Shares by Participating Offerees.

                  (b) At the closing of any proposed Transfer in respect of which a Participation Notice has been delivered, the Transferor, together with all Participating Offerees, shall deliver to the proposed transferee certificates evidencing the Shares to be sold thereto duly endorsed with stock powers and shall receive in exchange therefor the consideration to be paid or delivered by the proposed transferee in respect of such Shares as described in the Participation Notice.

                  (c) The provisions of this Section 2.2 shall not apply to any Transfer pursuant to Section 2.3.

         2.3      Take Along.


                  (a) If the Lee Group Stockholders, including their permitted transferees as set forth in Section 2.3(b), (the "Take Along Group"), determine to sell or exchange (in a business combination or otherwise) in one or a series of bona fide arms-length transactions to (i) a Third Party who is not an Affiliate of the Take Along Group or (ii) to the Company, all or substantially all the shares of the Common Stock or Preferred Stock owned by them, the Take Along Group must give five (5) days written notice to each Paine Webber Stockholder, which notice shall include reasonable details of the proposed sale or exchange including the proposed time and place of closing and the consideration to be received by the Take Along Group (such notice being referred to as the "Sale Request"). Upon receipt of such notice, each Paine Webber Stockholder (each, a "Seller") shall be obligated to, and shall sell, transfer and deliver, or cause to be sold, transferred and delivered, to such Third Party on the same terms as the Take Along Group, that number of Shares owned by such Seller as shall equal the product of (A) a fraction, the numerator of which is the number of Shares proposed to be transferred by the Take Along Group as of the date of such Sale Request and the denominator of which is the aggregate number of Shares actually owned as of the date of such Sale Request by the Take Along Group, multiplied by (B) the number of Shares actually owned as of the date of such Sale Request by such Seller. Each Seller shall (i) deliver certificates for all of its Shares at the closing of the proposed Transfer, free and clear of all claims, liens and encumbrances and (ii) if stockholder approval of the transaction is required, vote his or her Shares in favor thereof.

               (b) The provisions of this Section 2.3 shall not apply to any Transfer by the Lee Group Stockholders which is:

               (1) a Transfer of Shares by any Lee Group Stockholder who is a natural person to such Lee Group Stockholder's spouse, children, grandchildren, parents or siblings or a trust for the benefit of any of them;

               (2) a bona fide pledge of Shares by a Lee Group Stockholder to a bank, financial institution or other lender reasonably acceptable to the Company;

               (3) a Transfer of Shares between any Lee Group Stockholder who is a natural person and such Lee Group Stockholder's guardian or conservator;

               (4) a bona fide gift of Shares by a Lee Group Stockholder to a charitable institution as defined in Section 501(c) of the Internal Revenue Code of 1986, as amended;

               (5) a Transfer of Shares from any Lee Group Stockholder which is a corporation or partnership to any Affiliate of such Lee Group Stockholder, provided such Transfer is reasonably acceptable to the Company; or

               (6) a Transfer of Shares by a Lee Group Stockholder to another Lee Group Stockholder or other employee of Thomas H. Lee Company.

                  Shares transferred pursuant to this Section 2.3(b) shall remain subject to the provisions of this Agreement, and shall be included as Shares held by the Lee Group Stockholders as set forth in
         Section 2.2(a) and this Section 2.3.

         2.4 Irrevocable Proxy. THE PAINE WEBBER STOCKHOLDERS HEREBY GRANT TO, AND APPOINT THL EQUITY ADVISORS IV, LLC AND ANY OTHER DESIGNEE OF THE LEE GROUP STOCKHOLDERS, EACH OF THEM INDIVIDUALLY, EACH OF THE PAINE WEBBER STOCKHOLDER'S ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT WITH RESPECT TO THE SUBJECT SHARES SOLELY WITH RESPECT TO THE MATTERS IN SECTIONS 2.2 AND 2.3 HEREOF. THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE, AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED WITH RESPECT TO THE SUBJECT SHARES, AND THE PAINE WEBBER STOCKHOLDERS WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY.

         2.5 Voting Agreement. The Paine Webber Stockholders agree that they will vote the Voting Shares (including any Voting Shares in the capital of the Company hereafter acquired by any of them) from time to time held by any of them for a period of ten (10) years following the execution date of this Agreement in the manner directed from time to time by THL Equity Advisors IV, LLC and any other designee of the Lee Group Stockholders.

                                   ARTICLE III

                                  Miscellaneous

         3.1 Remedies. The parties to this Agreement acknowledge and agree that the covenants of the Paine Webber Stockholders set forth in this Agreement may be enforced in equity by a decree requiring specific performance. In the event of a breach of any material provision of this Agreement, the aggrieved party will be entitled to institute and prosecute proceeding in any court of competent jurisdiction to enforce specific performance of such provision, as well as to obtain damages for breach of this Agreement. Without limiting the foregoing, if any dispute arises concerning the sale or other disposition of any of the Shares subject to this Agreement or concerning any other provisions hereof or the obligations of the parties hereunder, the parties to this Agreement agree that an injunction may be issued in connection therewith (including, without limitation, restraining the sale or other disposition of such Shares or rescinding any such sale or other disposition). Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under this Agreement or otherwise.

         3.2 Entire Agreement; Amendment; Waiver. This Agreement sets forth the entire understanding of the parties, and supersedes all prior agreements and all other arrangements and communications, whether oral or written, with respect to the subject matter hereof. Any other amendments to, or the termination of, this Agreement shall require the prior written consent of a majority in interest of each of the Lee Group Stockholders and the Paine Webber Stockholders. Notwithstanding any provisions to the contrary contained herein, any party may waive any rights with respect to which such party is entitled to the benefits under this Agreement. No waiver of or consent to any departure from any provision of this Agreement shall be effective unless signed in writing by the party entitled to the benefit thereof.

         3.3 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

         3.4 Notices. All notices and other communications necessary or contemplated under this Agreement shall be in writing and shall be delivered in the manner specified herein or, in the absence of such specification, shall be deemed to have been duly given three business days after mailing by certified mail, when delivered by hand upon confirmation of receipt by telecopy, or one day after sending by overnight delivery service, to the respective addresses of the parties set forth below:

                  (a) For notices and communications to the Paine Webber Stockholders, to the following address:

                                    c/o Paine Webber Incorporated
                                    Investment Banking Division
                                    1285 Avenue of the Americas
                                    New York, NY  10019
                                    Attn:  Donald Pai

                  (b) for notices and communications to the Lee Group Stockholders, to the following address:

                                    c/o Thomas H. Lee Company
                                    75 State Street
                                    Boston, MA  02109
                                    Attn:  Thomas M. Hagerty

                  with a copy to:

                                    Hutchins, Wheeler & Dittmar
                                    101 Federal Street
                                    Boston, MA  02110
                                    Attention:  James Westra, Esq.

By notice complying with the foregoing provisions of this Section 3.4, each party shall have the right to change the mailing address for future notices and communications to such party.

         3.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective transferees, successors and assigns. No such assignment shall relieve an assignor of its obligations hereunder.

         3.6 Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts (regardless of the laws that might otherwise govern under applicable Massachusetts principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         3.7 Termination. Without affecting any other provision of this Agreement requiring termination of any rights in favor of any Stockholder or any other transferee of Shares, the provisions of Article II of this Agreement shall terminate on the first to occur of (i) the tenth anniversary of the date of execution of this Agreement or (ii) the distribution by the Thomas H. Lee Equity Fund IV, L.P. and Thomas H. Lee Foreign Fund IV, L.P. of all of their shares to their respective Limited Partners.

         3.8 Recapitalizations, Exchanges, Etc. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to Shares, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Shares, by reason of a stock dividend, stock split, stock issuance, reverse stock split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

         3.9 Action Necessary to Effectuate the Agreement. The parties hereto agree to take or cause to be taken all such corporate and other action as may be necessary to effect the intent and purposes of this Agreement.

         3.10 Purchase for Investment; Legend on Certificate. Each of the parties acknowledges that all of the Shares held by such party are being (or have been) acquired for investment and not with a view to the distribution thereof and that no transfer, hypothecation or assignment of Shares may be made except in compliance with applicable federal and state securities laws. All the certificates of Shares of the Company which are now or hereafter owned by the Stockholders and which are subject to the terms of this Agreement shall have endorsed in writing, stamped or printed, thereon the following legend:

         THESE SECURITIES ARE SUBJECT TO THE TERMS AND CONDITIONS, INCLUDING RESTRICTIONS ON TRANSFER, OF A STOCKHOLDERS' AGREEMENT DATED AS OF JULY 7, 1998 AS AMENDED FROM TIME TO TIME. A COPY OF THE STOCKHOLDERS' AGREEMENT IS ON FILE WITH THE SECRETARY OF THE COMPANY AND WILL BE MAILED TO ANY PROPERLY INTERESTED PERSON WITHOUT CHARGE UPON THE COMPANY'S RECEIPT OF A WRITTEN REQUEST THEREFOR.

         All shares shall also bear all legends required by federal and state securities laws.

         3.11 Effectiveness of Transfers. All Shares transferred by a Stockholder (other than pursuant to an effective registration statement under the Securities Act or pursuant to a Rule 144 Transaction) shall, except as otherwise expressly stated herein, be held by the Transferee thereof pursuant to this Agreement. Such Transferee shall, except as otherwise expressly stated herein, have all the rights and be subject to all of the obligations of a Stockholder under this Agreement (as though such party had so agreed pursuant to Section 3.12 hereof) automatically and without requiring any further act by such transferee or by any parties to this Agreement. Without affecting the preceding sentence, if such transferee is not a Stockholder on the date of such transfer, then such transferee, as a condition to such transfer, shall confirm such transferee's obligations hereunder in accordance with Section 3.12 hereof. No Shares shall be transferred on the Company's books and records, and no transfer of Shares shall be otherwise effective, unless any such transfer is made in accordance with the terms and conditions of this Agreement, and the Company is hereby authorized by all of the Stockholders to enter appropriate stop transfer notations on its transfer records to give effect to this Agreement.

         3.12 Additional Stockholders. Subject to the restrictions on transfers of Shares contained herein, any person or entity who is not already a Stockholder acquiring Shares (except for transferees acquiring Shares in an offering registered under the Securities Act or in a Rule 144 Transaction), shall, on or before the transfer or issuance to it of Shares, sign a counterpart signature page hereto in form reasonably satisfactory to the Company and shall thereby become a party to this Agreement to be bound hereunder as a Paine Webber Stockholder.

         3.13 No Waiver. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as waiver thereof or otherwise prejudice such party's rights, powers and remedies. No single or partial exercise of any rights, powers or remedies conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

         3.14 Counterpart. This Agreement may be executed in two or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

         3.15 Headings. All headings and captions in this Agreement are for purposes of reference only and shall not be construed to limit or affect the substance of this Agreement.

         3.16 Number; Gender. When the context so requires, the singular shall include the plural and the plural shall include the singular and the gender of any pronoun shall include the other genders.

         3.17 Consent to Jurisdiction. The Paine Webber Stockholders, by their execution hereof, (i) hereby irrevocably submit to the exclusive jurisdiction of the state courts of the Commonwealth of Massachusetts for the purposes of any claim or action arising out of or based upon this Agreement or relating to the subject matter hereof, (ii) hereby waive, to the extent not prohibited by applicable law, and agree not to assert by way of motion, as a defense or otherwise, in any such claim or action, any claim that it or he is not subject personally to the jurisdiction of the above-named courts, that its or his property is exempt or immune from attachment or execution, that any such proceeding brought in the above-named court is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby agree not to commence any claim or action arising out of or based upon this Agreement or relating to the subject matter hereof other than before the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such claim or action to any court other than the above-named courts whether on the grounds of inconvenient forum or otherwise. The Paine Webber Stockholders hereby consent to service of process in any such proceeding in any manner permitted by Massachusetts law, and agree that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 3.4 hereof is reasonably calculated to give actual notice.

         3.18 WAIVER OF RIGHT TO JURY TRIAL. EACH OF THE STOCKHOLDERS, BY ITS OR HIS EXECUTION HEREOF, WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION AND THE RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE STOCKHOLDERS ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH OF THE STOCKHOLDERS FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS OR HIS, AS THE CASE MAY BE, LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS OR HIS, AS THE CASE MAY BE, JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTION CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

                                COTT CORPORATION

                             STOCKHOLDERS' AGREEMENT

                           Counterpart Signature Page

         IN WITNESS WHEREOF, the parties have executed this Agreement as an instrument under SEAL as of the date first above written.

                            LEE GROUP STOCKHOLDERS:

                            THOMAS H. LEE EQUITY FUND IV, L.P.
                            By: THL Equity Advisors IV, LLC, its General Partner


                            By: /s/C. Hunter Boll

                            Title:

                            THOMAS H. LEE FOREIGN FUND IV, L.P.
                            By: THL Equity Advisors IV, LLC, its General Partner


                              By: /s/C. Hunter Boll

                                     Title:

                             THL COINVESTORS III-A, LLC

                              By: /s/Thomas H. Lee

                             Thomas H. Lee, its Managing Member

                             THL COINVESTORS III-B, LLC

                              By: /s/Thomas H. Lee

                             Thomas H. Lee, its Managing Member

                             THOMAS H. LEE CHARITABLE INVESTMENT
                              LIMITED PARTNERSHIP


                              By: /s/Thomas H. Lee

                             Thomas H. Lee, General Partner

                             PAINE WEBBER STOCKHOLDERS:

                              PAINE WEBBER CAPITAL
                              By: /s/Dahn Pai

                             PW PARTNERS, 1997 L.P.


                              By: /s/Dahn Pai
                              Its:

                                                           EXHIBIT 6

                                COTT CORPORATION

                              207 Queen's Quay West

                                    Suite 340

                                Toronto, Ontario

                                     M5J 1A7

                                                          November 3, 1999

Thomas H. Lee Company
75 State Street
Boston, MA  02109
Dear Sirs:

         RE:  Limited Waiver of Standstill Provisions

         Pursuant to an agreement made June 12, 1998 between Cott Corporation ("Cott") and various investors ("Purchasers") represented by Thomas H. Lee Company (collectively "THL"), THL agreed to certain limitations (the "Standstill Provisions") on its ability to purchase additional shares in the capital stock of Cott without the prior consent of the Cott board of directors.

         THL has sought the consent of the Cott board of directors to purchase up to an additional 3,272,092 shares of Cott (the "Additional Shares") in open market ordinary course purchases.

         This letter confirms that the Cott board of directors has consented to the acquisition of the Additional Shares by THL, upon and subject to the following terms and conditions and in consideration of THL's agreements hereinafter set forth:

1. THL will give to Cott advance written notice of any acquisition of Additional Shares pursuant to the consent herein contained.

2. If and to the extent that THL acquires Additional Shares, THL will relinquish and forego any and all voting rights attaching to an equal number of shares owned by entities controlled by members of the Pencer Family (the "Pencers") in respect of which THL currently holds voting rights, but not an option to purchase the shares to which such voting rights attach, pursuant to a "Voting Agreement" and "Option to Purchase Common Shares of Cott Corporation" both made as of July 7, 1998 between THL and the Pencers.

3. THL agrees to release Cott from any of its unsatisfied obligations under the Subscription Agreement to use the proceeds of THL's subscription for preferred shares in the capital of Cott to repurchase common shares in the capital of Cott.

4. THL will grant to the Chairman of the Board of Cott (or such other person as may from time to time be designated by the directors of Cott who are unaffiliated with THL) a proxy to vote that number of voting shares of Cott which ensure that THL will not at any time have voting rights in respect of more than 35% of the outstanding voting shares of Cott, calculated on a fully diluted basis. The proxy herein contemplated will be revocable upon 90 days advance notice to the proxyholder and to Cott, provided that THL covenants that it will not revoke the proxy if, after giving effect to such revocation, THL would beneficially own voting rights in respect of more than 35% of the outstanding Voting Stock of Cott, calculated on a fully diluted basis. THL will instruct the proxyholder (which instruction shall be irrevocable unless and until the proxy shall have been revoked) to vote the shares covered by the proxy in the same manner and percentage as those shares held by all shareholders of Cott other than THL and its affiliates. For purposes of this agreement, "fully diluted basis" at any time shall be calculated assuming that all convertible preferred shares of Cott shall have been converted into, and all vested, "in-the-money" options shall have been exercised for, the underlying common shares of Cott, and that no other potentially dilutive conversions or exercises shall have occurred. Notwithstanding the foregoing, such proxy may be revoked in connection with a change of control transaction which has been approved by the board of directors of Cott.

5. THL covenants with and in favour of Cott that it will not exercise its option (the "Pencer Options") to acquire additional common shares of Cott from the Pencers if and to the extent that after giving effect to such exercise, THL would have the power to vote or dispose of more than 35% of the outstanding voting shares of Cott calculated on a fully diluted basis. The covenant contemplated in this paragraph would not (a) affect THL's right to exercise the Pencer Option to acquire cash rather than shares of Cott; or (b) prohibit the exercise of the Pencer Option in the context of a change of control transaction approved by Cott's board of directors.

6. THL agrees that Cott shall be entitled to the benefit of, and to enforce against THL, the provisions of the Voting Agreement between THL and the Pencers which provide for a reduction of THL's voting rights if and to the extent that THL's right to vote exceeds 35% of the outstanding Cott voting shares.

         We and (by your acceptance hereof) you agree to settle and execute all documentation necessary or desirable to give effect to the intention of the parties set forth herein.

         Except as expressly contemplated herein, the Standstill Provisions will remain in full force and effect.

         If the foregoing is acceptable to you, kindly so signify by executing and returning to the undersigned the duplicate original of this letter, whereupon this letter will constitute a legal and binding agreement between us.

                                                     Yours very truly,
                                                     COTT CORPORATION

                                                     Per:/s/Mark Halperin

ACCEPTED THIS 3rd day of November, 1999
THOMAS H. LEE COMPANY

(on behalf of the Purchasers under the Subscription Agreement)
Per:/s/C. Hunter Boll

                                                                 EXHIBIT 7

                    TERMS OF SECOND PREFERRED SHARES SERIES 1

                  The first series of Second Preferred Shares, designated as Convertible Participating Voting Second Preferred Shares Series 1, (the "Second Preferred Shares Series 1") shall consist of an unlimited number of shares. The Second Preferred Shares Series 1 shall, in addition to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class (collectively, the "Second Preferred Shares Class Provisions") carry and be subject to the following rights, privileges, restrictions and conditions (collectively, the "Second Preferred Shares Series 1 Provisions"):

INTERPRETATION

Defined Terms

                  The following words and phrases whenever used in the Second Preferred Shares Series 1 Provisions shall have the following meanings, unless there be something in the context otherwise inconsistent therewith: "Adjusted Conversion Value" means $7.75 less:

upon conversion occurring at the option of the Corporation;

after a Change-in-Control Transaction; or

after the exercise by the holders of their conversion privilege provided herein following delivery by the Corporation of the notice of redemption contemplated by section 5.1,

                  in each case, prior to the Fourth Anniversary Date, the Adjustment Amount; "Adjusted Redemption Price" means:

until the Fourth Anniversary Date, an amount equal to the sum of (A) $10.00 per Second Preferred Share Series 1, plus (B) the Redemption Premium per Second Preferred Share Series 1, plus (C) an amount equal to the Adjustment Amount multiplied by the number of common shares into which such Second Preferred Share Series 1 would be convertible (assuming conversion at the option of the holders); and

from and after the Fourth Anniversary Date, an amount equal to the sum of (A) $10.00 per Second Preferred Share Series 1, plus (B) the Redemption Premium per Second Preferred Share Series 1, plus (C) any accrued but unpaid dividends thereon;

"Adjustment Amount" in respect of each Second Preferred Share Series 1 means, at the time of the applicable event giving rise to the calculation of the Adjustment Amount (the "Applicable Time"), an amount equal to (A) the U.S. Dollar Equivalent of the dividend paid per common share in the most recently completed fiscal quarter of the Corporation (calculated on the date of payment of the dividend) multiplied by (B) a number which is the sum of the number of common shares into which 4,000,000 Second Preferred Shares Series 1 would be convertible (assuming conversion prior to the Fourth Anniversary Date at the option of the Corporation) on each successive Adjustment Date set forth in the table contained in section 6.4(b)(i) following the Applicable Time until the Fourth Anniversary Date; divided by 5,161,290.3;

"business day" means a day other than a Saturday, a Sunday or any other day on which principal commercial banks are not permitted to be open in Toronto, Ontario;

"Canadian Dollar Equivalent" means, on any day, with respect to any amount in United States dollars, the equivalent amount in Canadian dollars, converted at the Bank of Canada's noon rate of exchange for that day;

"Change-in-Control Transaction" means a transaction or series of related transactions as a result of which any person other than Thomas H. Lee Company, and its shareholders, officers, directors, affiliates, and entities controlled or administered by any of the foregoing acquire shares carrying, in the aggregate, more than 50% of the votes attaching to all voting shares in the capital of the Corporation;

"Closing Price" with respect to any securities on any Trading Day shall mean the closing sale price on such day or, in case no such sale takes place on such Trading Day, the average of the reported closing bid and asked prices, in each case on the Recognized Exchange on which the highest volume of trading in such securities took place on that day or, if no trading in such securities took place on that day, on the prior Trading Day on which trading took place;

"common shares" shall mean common shares of the Corporation as such shares were constituted on the date of issuance of the Second Preferred Shares Series 1 and shares of any other class resulting from any reclassification or change of such shares;

"Common Equivalent Redemption Price" means, as of any date, an amount per Second Preferred Share Series 1 equal to the amount which would have been distributable with respect to the number of common shares into which such Second Preferred Share Series 1 would be convertible as of such date had the Corporation been liquidated as of such date. Such Common Equivalent Redemption Price shall be based on the value of the Corporation on a liquidated basis and shall be as agreed upon by the Corporation and holders of the Second Preferred Shares Series 1 or, absent such agreement, within 15 days following the date on which the applicable event which gives rise to the valuation occurs, as determined by an independent appraiser selected by the Corporation, the fees and expenses of which appraiser shall be borne by the Corporation;

"Conversion Basis" has the meaning ascribed to it in section 6.1(a);

"Conversion Factor" has the meaning ascribed to it in section 6.4(a);

"Current Market Value" means the U.S. Dollar Equivalent of the Closing Price of the common shares on the Recognized Exchange determined on the last Trading Day prior to the issuance of common shares (or other event in connection with which Current Market Value is to be determined) or, if no trading in the common shares took place on that day, on the prior Trading Day on which trading took place;

"Dividend Payment Date" means the first business day following the first day of each of the first and third fiscal quarters in each fiscal year of the Corporation commencing on or about six months following the Fourth Anniversary Date;

"Fourth Anniversary Date" means July o, 2002;

"Liquidation Premium" means, at any time, an amount per Second Preferred Share Series 1 equal to the Conversion Factor less $10.00;

"Maximum Common Share Number" means 7,688,508 common shares, or such greater number of common shares as may be permitted to be issued by all applicable regulatory authorities;

"Public Offering" means a sale of common shares in the capital of the Corporation (or securities exchangeable for or convertible into such common shares) pursuant to a prospectus filed under applicable securities laws and underwritten by one or more independent underwriters, where the aggregate proceeds to the Corporation are at least U.S.$25,000,000, and not more than 25% of the shares are sold to any one purchaser or affiliated group of purchasers, other than underwriters;

"Recognized Exchange" means any recognized stock exchange on which the common shares are listed from time to time, and on which the highest aggregate volume of trading in the common shares has taken place over the applicable period or on the applicable day, including, without limitation, the Nasdaq National Market, The Toronto Stock Exchange and The Montreal Exchange;

"Redemption Premium" means, on any date, an amount per Second Preferred Share Series 1 equal to the Conversion Factor less $10.00;

"Surviving Person" means the continuing or surviving person of a merger, consolidation or other continuation with the Corporation;

"Trading Day" means, if the applicable security is listed or admitted for trading on a recognized stock exchange on which the common shares are listed from time to time, a day on which trades may be made thereon; and

"U.S. Dollar Equivalent" means, on any day, with respect to any amount in Canadian dollars, the equivalent amount in United States dollars, converted at the Bank of Canada's noon rate of exchange for that day.

Currency

     All amounts payable pursuant hereto shall be payable in lawful money of the United States of America. Non-Business Day

     If any day on which any payment is to be made or action taken hereunder in connection with the Second Preferred Shares Series 1 is not a business day, then such payment shall be made or action taken on the next succeeding day that is a business day.

Herein, hereto, etc.

     The words "herein", "hereto", "hereof' and similar words refer, unless the context clearly indicates the contrary, to the whole of the Second Preferred Shares Class Provisions and not to any particular section, clause or paragraph thereof. Number and Gender

     Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa. Adjustments

     Without limiting or duplicating the effect of section 6.4(b)(iii), all numbers of shares and dollar amounts used herein shall be adjusted appropriately to reflect any stock split, consolidation, combination, stock dividend or other form of recapitalization or restructuring occurring after the date hereof.

Actions by Holders

                  Any action required or permitted to be taken hereunder by holders of Second Preferred Shares Series 1, including, without limitation, election to choose between or among alternative forms of payment, shall be deemed to be valid if approved or taken by holders of in excess of 50% in number of such shares then outstanding, and shall be binding upon all holders of Second Preferred Shares Series 1. In connection with the exercise by the holders of the option contemplated by section 5.1, if no approval is obtained in the manner contemplated by this section 1.7 within the thirty day period provided for in section 5.1, the holders shall be deemed to have elected to receive the Adjusted Redemption Price.

DIVIDENDS

Cash and Other Dividends

If and whenever the Corporation shall at any time or from time to time declare and pay a cash dividend on its outstanding common shares, then the holders of Second Preferred Shares Series 1 shall be entitled to receive from the Corporation, with respect to each Second Preferred Share Series 1 held, a preferential dividend equal in amount to one-half of the same dividend to be received by a holder of the number of common shares into which such Second Preferred Share Series 1 is convertible on the record date for such dividend (assuming conversion at the option of the holder), out of which any applicable withholding taxes will be withheld. Any such dividend shall be paid on the Second Preferred Shares Series 1 at the same time such dividend shall be paid on the common shares.

The Corporation shall declare and pay any dividend to the holders of the Second Preferred Shares Series 1 contemplated by sections 6.5 and 7.2(c), out of which dividend amount applicable withholding taxes will be withheld.

Paid-in-Kind Dividends

                  In addition to the dividends provided for in section 2.1, the holders of Second Preferred Shares Series 1 shall, from and after the Fourth Anniversary Date, be entitled to receive a cumulative preferential non-cash paid-in-kind dividend, payable in additional Second Preferred Shares Series 1. Such dividend shall be payable on each Dividend Payment Date to the holders of record at the close of business on the third business day immediately preceding such Dividend Payment Date, and shall be at the rate of two and one-half percent (2 1/2%) for each six months, compounded semi-annually, with daily accrual. With respect to the first dividend payable after the Fourth Anniversary Date, such dividend shall be paid on the number of Second Preferred Shares Series 1 outstanding on such Fourth Anniversary Date, and such dividends payable thereafter shall be paid on the number of such Second Preferred Shares Series 1 outstanding on the immediately preceding Dividend Payment Date. Notwithstanding the foregoing: none of the dividends contemplated by this section 2.2 shall be payable until the holders of Second Preferred Shares Series 1 provide reasonably satisfactory evidence to the Corporation that the holders have paid or made provision for the payment, within the applicable statutory time periods, of any applicable withholding taxes exigible in connection therewith; and

any dividends contemplated by this section 2.2 which are not permitted to be paid by virtue of the maximum number of common shares into which the Second Preferred Shares Series 1 may be converted exceeding the Maximum Common Share Number shall be paid in cash at the rate of two and one-half percent (2 1/2%) for each six months, compounded semi-annually, with daily accrual, based on the Adjusted Redemption Price, out of which any applicable withholding taxes will be withheld.

No Additional Dividends

                  The holders of the Second Preferred Shares Series 1 shall not be entitled to any dividends other than or in excess of the dividends provided for in this section 2.

LIQUIDATION, DISSOLUTION OR WINDING-UP

Liquidation, Dissolution or Winding-Up

                  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs (in any case, a "Liquidation Event"), each holder of the Second Preferred Shares Series 1 in accordance with the Second Preferred Shares Class Provisions shall be entitled to receive the greater of:

an amount equal to the sum of: (i) $10.00 per share, plus (ii) the Liquidation Premium per share, plus (iii) if the Liquidation Event occurs after the Fourth Anniversary Date, any accrued but unpaid dividend, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the common shares or to the holders of any other shares ranking junior to the Second Preferred Shares Series 1 in any respect, out of which aggregate amount any applicable withholding taxes will be withheld; or

(a) pari passu and rateably with the holders of the common shares, the Common Equivalent Redemption Price per share, out of which any applicable withholding taxes will be withheld, and less the amount of any taxes required to be paid by the Corporation pursuant to Part VI.1 of the Income Tax Act (Canada) as a result of such payment to such holder.

                  After payment to the holders of the Second Preferred Shares Series 1 of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

VOTING

With Common Shares

                  So long as any Second Preferred Share Series 1 is outstanding, each holder thereof shall be entitled to vote at all meetings of the shareholders of the Corporation. With respect to any such vote, each holder of Second Preferred Shares Series 1 shall be entitled to the number of votes equal to the number of votes to which a holder of the number of common shares into which such Second Preferred Shares Series 1 are convertible on the record date for such vote is entitled (assuming conversion at the option of the holder).

REDEMPTION

Redemption

                  Subject  to  section  5.2 and  the  provisions  of the  Canada
Business Corporations Act, the Corporation, in the manner provided in the provisions attaching to the Second Preferred as a class may, upon not less than 60 days' prior written notice, redeem all, but not less than all, of the then outstanding Second Preferred Shares Series 1 on payment for each share to be redeemed of an amount per share equal to, at the option of holders of the Second Preferred Shares Series 1 given within thirty days after receipt from the Corporation of its notice of proposed redemption, either:

the Adjusted Redemption Price; or

the Common Equivalent Redemption Price;

in either case out of which such payment any applicable withholding tax shall be withheld. If the holders elect to receive the Common Equivalent Redemption Price, the Corporation may, at its election, pay such amount either in cash or by issuing to such holders a number of common shares having a value, based on the average Closing Price over the fifteen consecutive Trading Days immediately preceding the date of redemption, equal to the Common Equivalent Redemption Price.

Restriction on Redemption

                  The Corporation shall not be entitled to redeem any of the Second Preferred Shares Series 1 at any time prior to the Fourth Anniversary Date unless the common shares shall have traded, at any time since July o, 1998, on a Recognized Exchange at a simple average Closing Price per share of not less than $13.00 (or, if applicable, the Canadian Dollar Equivalent thereof) during any 120 consecutive Trading Days prior to the date of the notice of redemption.

CONVERSION PRIVILEGE

Right of Conversion

The Second Preferred Shares Series 1 shall, subject as hereinafter provided, be convertible into common shares on the following conversion basis (the "Conversion Basis"), namely the number of common shares for each Second Preferred Share Series 1 converted shall be determined by dividing the Conversion Factor (as defined in section 6.4) in effect at the time of conversion by the Adjusted Conversion Value.

The conversion provided for in section 6.1(a) may be effected by:

any of the holders of Second Preferred Shares Series 1 at any time, and the Corporation

          at any time prior to the Fourth Anniversary Date if the common shares shall have traded at any time, since July o, 1998, on a Recognized Exchange at a simple average Closing Price per share of not less than $13.00 (or, if applicable, the Canadian Dollar Equivalent thereof) during any 120 consecutive Trading Days, and at any time or from time to time on or after the Fourth Anniversary Date.

          Conversion by Holder

The conversion privilege herein provided for may be exercised by a holder of Second Preferred Shares Series 1 by notice in writing given to the transfer agent for the Second Preferred Shares Series 1 at any office for the transfer of the Second Preferred Shares Series 1 or to the Corporation at its registered office accompanied by the certificate or certificates representing Second Preferred Shares Series 1 in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Second Preferred Shares Series 1 which the holder desires to have converted. The transfer form on the certificate or certificates in question need not be endorsed, except in the circumstances hereinafter contemplated. If less than all the Second Preferred Shares Series 1 represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Second Preferred Shares Series 1 comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

                  On any conversion of Second Preferred Shares Series 1, the share certificates for common shares of the Corporation resulting therefrom shall be issued in the name of the registered holder of the Second Preferred Shares Series 1 converted or in such name or names as such registered holder may direct in writing (either in the notice referred to above or otherwise); in any such case the transfer form on the back of the certificate in question shall be endorsed by the registered holder of the Second Preferred Shares Series 1 or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Corporation.

In the case of any Second Preferred Shares Series 1 which may be called for redemption, the right of conversion thereof shall, notwithstanding anything herein contained, cease and terminate at the close of business on the business day immediately preceding the date fixed for redemption, provided, however, that if the Corporation shall fail to redeem such Second Preferred Shares Series 1 in accordance with the notice of redemption, the right of conversion shall thereupon be restored.

Subject as hereinafter provided in this section 6.2(c), the right of a holder of Second Preferred Shares Series 1 to convert the same into common shares shall be deemed to have been exercised, and the registered holder of such Second Preferred Shares Series 1 (or any person or persons in whose name or names any such registered holder of Second Preferred Shares Series 1 shall have directed certificates representing common shares to be issued as provided in section 6.2(a)) shall be deemed to have become a holder of common shares of record of the Corporation for all purposes on the date of surrender of certificates representing the Second Preferred Shares Series 1 to be converted accompanied by notice in writing as provided in section 6.2(a), notwithstanding any delay in the delivery of certificates representing the common shares into which such Second Preferred Shares Series 1 have been converted.

Conversion by Corporation

In case the Corporation shall desire to exercise the right to cause conversion of the Second Preferred Shares Series 1 pursuant to section 6.1(a), it shall fix a date for conversion and it shall deliver by hand or mail or cause to be mailed a notice of such conversion at least 20 days prior to the date fixed for conversion to the holders of Second Preferred Shares Series 1 so to be converted at their last addresses as the same appear on the books of the Corporation. Such mailing shall be by ordinary mail. The notice, if delivered or mailed in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to deliver or mail such notice by mail or any defect in the notice to the holder of the Second Preferred Shares Series 1 designated for conversion shall not affect the validity of the proceedings for the conversion of any other shares of Second Preferred Shares Series 1.

                  Each such notice shall specify the date fixed for conversion, the number of common shares into which each Second Preferred Share Series 1 is to be converted, the place or places for surrender of certificates representing such Second Preferred Shares Series 1 and that such common shares will be delivered upon presentation and surrender of certificates representing such Second Preferred Shares Series 1. If the notice of conversion is delivered prior to the Fourth Anniversary Date, such notice shall be accompanied by a certificate of an officer of the Corporation certifying that the common shares have traded at any time since July o, 1998, on a Recognized Exchange at a simple average Closing Price per share of not less than $13.00 (or, if applicable, the Canadian Dollar Equivalent thereof) during any consecutive 120 Trading Days.

As promptly as practicable upon receipt of such notice of conversion, each holder of any shares of Second Preferred Shares Series 1 shall surrender the certificate or certificates for such shares of Second Preferred Shares Series 1, duly endorsed, at a place designated for such surrender along with instructions regarding the name or names (with address) in which the certificate or certificates for common shares which shall be issuable on such conversion. Each such share surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the registration of such share of Second Preferred Shares Series 1, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Corporation duly executed by, the holder or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Corporation.

                  As promptly as practicable after satisfaction of the requirements for surrender set forth above, the Corporation shall issue and shall deliver to such holder at the address designated in such instructions a certificate or certificates for the number of full shares issuable upon the conversion of such shares in accordance with the provisions of this section 6 and a cheque or cash in respect of any fractional interest in respect of a common share arising upon such conversion, as provided in this section 6.

                  Each conversion shall be deemed to have been effected as to any such certificate on the date on which the requirements set forth above in this section 6.3(b) have been satisfied as to such certificate, and the person in whose name any certificate or certificates for common shares shall be issuable upon such conversion shall be deemed to have become on said date the holder of record of the shares represented thereby; provided however, that any such surrender on any date when the share transfer books of the Corporation shall be closed shall constitute the person in whose name the certificates are to be issued as the record holder thereof for all purposes on the next succeeding day on which such share transfer books are open, but such conversion shall be at the Conversion Factor in effect on the date upon which such Second Preferred Shares Series 1 shall have been surrendered.

Conversion Factor

The initial conversion factor shall be $10.00 (herein called the "Conversion Factor") subject to adjustment as provided in this section 6.4.

The Conversion Factor shall be adjusted from time to time by the Corporation as follows:

Subject to sections 6.4(b)(ii), (iii) and (iv), the Conversion Factor shall be adjusted semi-annually at the rate of 2.5% for each six-month period, compounded semi-annually with daily accrual, until the Fourth Anniversary Date, as follows:

                           ------------------------------------------------------------- ---------------------------
                                                 Adjustment Date                         Conversion Factor

                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           January o, 1999                                                      $10.25
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           July o, 1999                                                         $10.51
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           January o, 2000                                                      $10.77
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           July o, 2000                                                         $11.04
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           January o, 2001                                                      $11.31
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           July o, 2001                                                         $11.60
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           January o, 2002                                                      $11.89
                           ------------------------------------------------------------- ---------------------------
                           ------------------------------------------------------------- ---------------------------
                           Fourth Anniversary Date                                              $12.18
                           ------------------------------------------------------------- ---------------------------


                           For  greater  certainty,  from and after  the  Fourth
Anniversary Date, the Conversion Factor shall be $12.18.

If conversion occurs prior to the Fourth Anniversary Date, either, (A) at the option of the Corporation pursuant to section 6.1(b)(ii), (B) within 90 days following a Change-in-Control Transaction, or (C) following receipt from the Corporation of a notice of redemption pursuant to section 5.1, the Conversion Factor shall be $12.18, as adjusted by sections 6.4(b)(iii) and (iv);

If and whenever the outstanding common shares shall be subdivided into a greater number of common shares or a stock dividend is declared in respect of common shares, the Conversion Factor in effect at the opening of business on the day following the day upon which such subdivision or stock dividend becomes effective shall be proportionately increased, and conversely, in case the outstanding common shares shall be combined into a smaller number of common shares, the Conversion Factor in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision, stock dividend or combination becomes effective;

If and whenever the Corporation issues common shares (other than (A) pursuant to the exercise of employee stock options, (B)as consideration in connection with acquisitions approved by the Corporation's board of directors, or (C) in a Public Offering) at a gross sale or offering price which is less than 100% of the Current Market Value thereof, the Conversion Factor shall be adjusted to the result obtained by multiplying the Conversion Basis in effect immediately prior to the date of such issuance by a fraction:

(1) the numerator of which shall be the number of common shares outstanding immediately after such issuance; and (2) the denominator of which shall be the sum of:

 the number of common shares outstanding immediately prior to such issuance; and

 the number of shares equal to the quotient obtained by dividing

                                         (x)   the    aggregate    consideration
                                         received  pursuant to such  issuance by
                                         (y) the Current Market Value per common
                                         shareand  by  multiplying   the  number
                                         thereby

                                                determined by $7.75.
Notwithstanding section 6.4(b), no adjustment in the Conversion Factor shall be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this section 6.4(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 6.4 shall be made by the Corporation and shall be made to the nearest cent or to the nearest one one-hundredth of a share, as the case may be.

                  No adjustment need be made for rights to purchase common shares pursuant to a Corporation plan for reinvestment of dividends or interest.

In any case in which this section 6.4 provides that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (i) issuing to the holder of any Second Preferred Share Series 1 converted after such record date and before the occurrence of such event the additional common shares issuable upon such conversion by reason of the adjustment required by such event over and above the common shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such holder any amount in cash in lieu of any fraction pursuant to section 6.10.

Effect of Reclassification

In the event of any reclassification or change of outstanding common shares (other than a change as a result of a subdivision or combination) (a "Reclassification"), each Second Preferred Share Series 1 then outstanding shall thereafter be convertible into the kind and amount of shares and other securities or properties receivable upon such reclassification or change by a holder of a number of common shares issuable upon conversion of such Second Preferred Share Series 1, provided that such Second Preferred Shares Series 1 shall not be convertible into any property that would cause such Second Preferred Share Series 1 to be a "short term preferred share" (as defined by the Income Tax Act (Canada)). If, pursuant hereto, any property would otherwise be distributable which would cause such Second Preferred Share Series 1 to be a "short term preferred share", such property shall be paid as a dividend-in-kind on the day immediately prior to conversion.

Notwithstanding anything contained herein to the contrary, the Corporation will not effect any Reclassification unless, prior to the consummation hereof, (i) the Surviving Person thereof shall assume, by written instrument mailed to each holder of Second Preferred Shares Series 1 if such shares are held by 50 or fewer holders or groups of affiliated holders or to each transfer agent for the Second Preferred Shares Series 1 if such shares are held by a greater number of holders, the obligation to deliver such holder such shares or other securities or properties or pay a dividend of such other properties with respect to or in exchange for common shares to which, in accordance with the foregoing provisions, such holder is entitled, and (ii) proper provision is made to ensure that the holder of Second Preferred Shares Series 1 will be entitled to receive the benefits afforded by this section 6.5. Such written instrument should provide for adjustments which shall be as nearly as equivalent as may be practicable to the adjustments provided for in this section 6.5.

                  The above provisions of this section shall similarly apply to successive reclassifications and changes.

If at any time or from time to time the Corporation takes any action that would result in a Reclassification, the Corporation shall cause to be mailed to each holder of Second Preferred Shares Series 1 at his address appearing on the books of the Corporation, as promptly as possible but in any event at least 15 days prior to the applicable date hereinafter specified, a notice stating the date on which such Reclassification is expected to become effective or occur and the date as of which it is expected that holders of record of common shares shall be entitled to exchange their common shares for securities or other property deliverable upon such Reclassification. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such Reclassification. Neither the failure to give such notice nor any defect therein shall affect the legality or validity of such Reclassification.

If this section 6.5 applies to any event or occurrence, the adjustments provided for in section 6.4 shall not apply to such event or occurrence.

Transfer or Similar Taxes on Shares Issued

                  The issue of share certificates on conversions of Second Preferred Shares Series 1 shall be made without charge to the converting holder of Second Preferred Shares Series 1 for any security transfer or similar tax in respect of the issue thereof. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of any Second Preferred Shares Series 1 converted, and the Corporation shall not be required to issue or deliver any such share certificate unless and until the person or persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Shares to be Fully Paid

                  The Corporation covenants that all common shares which may be issued upon conversion of Second Preferred Shares Series 1 will, upon issue, be fully paid and non-assessable by the Corporation and free from all transfer or similar taxes as described in section 6.6, liens and charges with respect to the issue thereof.

Reports as to Adjustments

                  Upon any adjustment of the Conversion Factor then in effect and any increase or decrease in the number of common shares issuable upon the operation of the conversion set forth in this section 6, then, and in each such case, the Corporation shall promptly deliver to the transfer agent for the Second Preferred Shares Series 1 and the transfer agent for the common shares, a certificate signed by an officer of the Corporation setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Conversion Factor then in effect following such adjustment and the increased or decreased number of shares issuable upon the conversion set forth in this section 6. The Corporation shall also promptly after the making of such adjustment cause its independent public accountants to give written notice to the registered holders of the Second Preferred Shares Series 1 at the address of each holder as shown on the books of the Corporation maintained by the transfer agent thereof, which notice shall state the Conversion Factor then in effect, as adjusted, and the increased or decreased number of shares issuable upon the exercise of the right of conversion granted by this section 6, and shall set forth in reasonable detail the method of calculation of each with a brief statement of the facts requiring such adjustment. Where appropriate, such notice to holders of the Second Preferred Shares Series 1 may be given in advance and included as part of the notice required under the provisions of section 6.3.

Entitlement to Dividends

                  A holder of Second Preferred Shares Series 1 on the record date for any dividend declared payable on such share will be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend, and the registered holder of any common share resulting from any conversion shall be entitled to rank equally with the registered holders of all other common shares in respect of all dividends declared payable to holders of common shares of record on any date after the date of conversion. Subject as aforesaid, no payment or adjustment will be made on account of any dividend, accrued or otherwise, on the Second Preferred Shares Series 1 converted or the common shares resulting from any conversion. Avoidance of Fractional Shares

                  In any case where a fraction of a common share or Convertible Preferred Share Series 1 would otherwise be issuable hereunder, whether on conversion of one or more Second Preferred Shares Series 1, as a payment of a dividend or otherwise, the Corporation shall adjust such fractional interest by rounding up or down to the nearest whole share. Postponement of Issuance of Shares upon Conversion

                  In any case where the application of the foregoing provisions results in an increase in the Conversion Factor taking effect immediately after the record date for a specific event, if any Second Preferred Shares Series 1 are converted after that record date and prior to completion of the event, the Corporation may postpone the issuance to the holder of the additional common shares to which he is entitled by reason of the increase in the Conversion Factor but such additional common shares shall be so issued and delivered to that holder upon completion of the event and the Corporation shall, in the interim, deliver to the holder an appropriate instrument evidencing his right to receive such additional common shares.

Certain Covenants

                  Any registered holder of Second Preferred Shares Series 1 may proceed to protect and enforce its rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision herein or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

GENERAL

Conflict

                  In the event of any conflict or inconsistency between any of the Second Preferred Shares Series 1 Provisions and the Second Preferred Shares Class Provisions, such conflict or inconsistency shall be resolved in favour of the Second Preferred Shares Class Provisions.

Restrictions

                  Notwithstanding anything contained in these Second Preferred Shares Series 1 Provisions:

the Corporation shall not, without the consent of the holders of the Second Preferred Shares Series 1, issue any equity security, or any security which may be converted into or exchanged for an equity security of the Corporation, in either case where such equity security has liquidation, voting, dividend or redemption rights, terms or privileges which are in priority to those attaching to the Second Preferred Shares Series 1;

the Corporation shall not pay any non-cash paid-in-kind dividends to the holders of the Second Preferred Shares Series 1 to the extent that the maximum aggregate number of common shares into which all of the holders' Second Preferred Shares Series 1 from time to time outstanding are convertible (assuming the maximum conversion rate), including the Second Preferred Shares Series 1 issuable on the payment of such dividend, would exceed the Maximum Common Share Number;

the outstanding Second Preferred Shares Series 1 shall not, at any time, be converted into a number of common shares which exceeds the Maximum Common Share Number, and any adjustment resulting from such prohibition shall be satisfied by the Corporation declaring and paying, immediately prior to conversion, a dividend in cash, out of which adjustment applicable withholding taxes shall be withheld; and

the Corporation shall not issue common shares in a transaction requiring adjustment of the Conversion Factor as contemplated by section 6.4(b)(iv) to the extent that as a result of such adjustment the common shares into which the outstanding Second Preferred Shares Series 1 would be convertible (assuming the maximum conversion rate) would exceed the Maximum Common Share Number.

Amendments

                  Sections 1 to 7, inclusive, of the Second Preferred Shares Series 1 Provisions may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares Series 1 given as hereinafter specified, in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of Second Preferred Shares Series 1

                  The sanction of holders of the Second Preferred Shares Series 1 as to any and all matters referred to herein or as to any change adversely affecting the rights or privileges of the Second Preferred Shares Series 1 may be given and shall be deemed to have been sufficiently given if given by the holders of the Second Preferred Shares Series 1 in the manner provided in the Second Preferred Shares Series 1 Provisions with respect to the sanction of the holders of any series of the Second Preferred Shares and the said provisions shall apply mutatis mutandis.